SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
________________________

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of August and September, 2003

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes         No  X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            )

SIGNATURES
PRESS RELEASE
ENI: FIRST HALF 2003
PRESS RELEASE

•	Press Release dated September 17, 2003

•	Eni’s First Half Report 2003

•	Press Release dated October 3, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name : Fabrizio Cosco Title: Company Secretary
Date: October 8, 2003

PRESS RELEASE

ENI: FIRST HALF 2003

ENI FIRST HALF 2003: net income of euro 3,090 million confirmed

Eni’s Board of Directors examined today the Report on the First Half of 2003 which shows an operating income of euro 5,112 million (up 11.7%) and a net income of euro 3,090 million (up 36.7%), as already reported on July 31, 2003 when it approved Eni’s results for the Second Quarter of 2003.

The Report on the First Half of 2003 is presented to the Board of Statutory Auditors and to the External Auditors.

***

Tables of consolidated income statement and balance sheet as of June 30, 2003 are attached.

Rome, September 17, 2003

Eni’s Report on the First Half of 2003 is available on Eni’s web site at www.eni.it from 14:00.

ENI’S FIRST HALF REPORT AS OF JUNE 30 2003

Mission

Eni is one of the most important integrated energy companies in the world operating in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. In these businesses it has a strong edge and leading international market positions.

Eni’s objective is to create new value to meet its shareholders expectations through the continuous improvement of cost efficiency and the quality of its products and services and through the attention to the needs of its employees and the commitment to a sustainable growth pattern also encompassing the careful assessment of the environmental impact of its activities and the development of innovative and efficient technologies.

To achieve this objective Eni relies on the managerial and technical capabilities as well as the continuous development of its workforce, and on an increasingly lean and entrepreneurial organization.

BOARD OF DIRECTORS(1)	BOARD OF STATUTORY AUDITORS (7)
Chairman	Chairman
Roberto Poli (2)	Andrea Monorchio
Managing Director Vittorio Mincato (3)	Statutory Auditors Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo,
Directors	Riccardo Perotta
Mario Giuseppe Cattaneo,
Alberto Clô,	Alternate Auditors
Renzo Costi, Dario Fruscio,	Fernando Carpentieri, Giorgio Silva
Guglielmo Antonio Claudio
Moscato, Mario Resca	MAGISTRATE OF THE COURT OF ACCOUNTS DELEGATE INSPECTOR
GENERAL MANAGERS	Luigi Schiavello (8)
Exploration & Production
Division	Alternate
Stefano Cao (4)	Angelo Antonio Parente (9)
Gas & Power Division
Luciano Sgubini (5)	External Auditors (10)
Refining & Marketing Division	PricewaterhouseCoopers SpA
Gilberto Callera (6)

(1)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2004 financial year.

(2)	Appointed by the Shareholders’ Meeting held on May 30, 2002

(3)	Powers conferred by the Board of Directors on June 5, 2002

(4)	Appointed by the Board of Directors on November 14, 2000

(5)	Appointed by the Board of Directors on January 30, 2001

(6)	Appointed by the Board of Directors on December 19, 2002, effective from January 1, 2003

(7)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period, expiring at the date of approval of the financial statements for the 2004 financial year (the Chairman, Mr. Andrea Monorchio, was appointed by a Decree of the Minister of Economy and Finance in agreement with the Minister of Productive Activities on May 29, 2002, as per article 6.2.d of Eni’s By-laws)

(8)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on June 24-25, 2003

(9)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on May 27-28, 2003

(10)	Position assigned by the Shareholders’ Meeting on June 1,2001 for a three-year term

Report on the
First Half
of
2003

contents

Report of the Directors	4	Financial Review
Operating Review
	20	Exploration & Production
	26	Gas & Power
	33	Refining & Marketing
	37	Petrochemicals
	40	Oilfield Services and Engineering
	43	Research and Development
	45	Other Information
Accounts for the first half of 2003	54	Balance Sheets
	55	Statements of income
	56	Statements of Cash Flows
	59	Accounting and reporting policies
	60	Notes to the unaudited interim condensed
consolidated financial statements
Report of Independent Auditors	100

Eni means Eni SpA and its consolidated subsidiaries

highlights

     In the first half of 2003 Eni reported net income of euro 3,090 million, with an increase of euro 829 million over the first half of 2002, up 37%, due mainly to a positive operating performance (up euro 537 million) related to an increase in prices and margins, in hydrocarbon production sold and in natural gas volumes sold, as well as cost reductions, whose effects were offset by the appreciation of the euro over the dollar (up 23.1%) and the recording of higher asset writedowns. Before non-recurring items net income increased by 15%

     In the first half of 2003 daily hydrocarbon production amounted to over one and a half million barrels of oil equivalent (boe), an increase of 5% over the first half of 2002, due to the purchase of the Norwegian company Fortum Petroleum, start-ups of fields and production growth in areas of consolidated presence. Production growth is in line with Eni’s medium term plans which set a production target of over 1.8 million boe/day by 2006 achievable by leveraging on the development of assets in portfolio

     In July exports of oil produced in the Karachaganak field (Eni is co-operator with a 32.5% interest) to Western markets started after the coming on stream of a plant for the treatment of liquids (Karachaganak Processing Center), the most important plant of this kind ever built in the world, and of infrastructure connecting it to the Caspian Pipeline (Eni holds the right to transport up to 3 million tonnes/year through this pipeline belonging to the Caspian Pipeline Consortium) that links with the Russian terminal at Novorossiysk on the Black Sea. Before year end production from the field will increase from the present 220,000 boe/day to 380,000 (65,000 and 110,000 respectively net to Eni)

     The closing in July of the purchase of 50% of the Spanish company Unión Fenosa Gas and the entry into operations in February of the Blue Stream gasline for supplies to the Turkish market are part of Eni’s strategy of expanding in European markets with interesting growth and profitability prospects, targeting sales of about 44 billion cubic meters of natural gas by 2006

     In July power production started at the first of the three combined cycle units of the new Ferrera Erbognone power station. The gas fired power station will start full operations in 2004 with a capacity of 1,000 megawatts and a production of about 7 gigawatthours/year. The plan for expanding Eni’s power production capacity, which targets an installed capacity of 6,000 megawatts, was started in Brindisi (a new 1,170 megawatts power station) and Mantova (780 megawatts of incremental capacity) and continues in Ravenna (780 megawatts of incremental capacity)

ENI
REPORT ON THE FIRST HALF OF 2003

Main Financial Data	(million €)

			First half
2002		2002	2003	% Ch.

47,922	Net sales from operations	23,904	25,937	8.5
8,502	Operating income	4,575	5,112	11.7
4,593	Net income	2,261	3,090	36.7
10,578	Net cash flow from operating activities	7,268	8,203	12.9
8,048	Capital expenditure	3,460	3,970	14.7
1,366	Investments	218	3,566
11,141	Net borrowings	8,486	12,795	50.8
39,492	Net capital employed	35,347	39,375	11.4

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in net borrowings for the first half of the year cannot be extrapolated for the full year.

Main Operating Data

			First half
2002		2002	2003	% Ch.

1,472	Daily production of hydrocarbons(1)(thousand boe)	1,455	1,527	4.9
21	oil (thousand barrel)	919	952	3.6
551	natural gas (1)(thousand boe)	536	575	7.3
62.46	Sales of natural gas in primary distribution:	34.06	35.80	5.1
52.56	Italy (billion cubic meters)	29.39	28.96	(1.5)
9.90	rest of Europe (billion cubic meters)	4.67	6.84	46.5
3.79	Sales of natural gas in secondary distribution outside Italy (billion cubic meters)	1.94	2.43	25.3
19.11	Natural gas transported on behalf of third parties (billion cubic meters)	9.34	12.18	30.4
5,004	Electricity production sold (gigawatthour)	2,605	2,510	(3.6)
35.55	Refined products available from processing (million tonnes)	17.60	16.21	(7.9)
52.02	Sales of refined products (million tonnes)	25.64	24.32	(5.1)
10,762	Service stations at period-end (in Italy and outside Italy) (units)	11,454	10,687	(6.7)
7,116	Petrochemical production (thousand tonnes)	3,636	3,589	(1.3)
5,493	Petrochemical sales (thousand tonnes)	2,864	2,625	(8.3)
10,065	Oilfield Services and Engineering order backlog at period-end (million euro)	8,119	10,619	30.8
80,655	Employees at period-end (units)	72,902	80,401	10.3

(1)	Includes natural gas production volumes consumed in operations (23,000, 20,000 and 25,000 boe/day in 2002, the first half of 2002 and the first half of 2003, respectively).

Main market indicators

			First half
2002		2002	2003	% Ch.

24.98	Average price of Brent dated crude oil (1)	23.09	28.77	24.6
0.80	Average European refining margins (2)	0.47	2.99	536.2
0.946	Average EUR/USD exchange rate	0.898	1.105	23.1
3.3	Euribor — Three-month euro (3)	3.4	2.5	(26.5)

(1)	In USD/barrel. Source: Platt’s Oilgram.

(2)	In USD/barrel FOB Mediterranean market, Brent crude. Eni calculations based on Platt’s Oilgram data.

(3)	Percentage.

ENI
REPORT ON THE FIRST HALF OF 2003

financial review

Income statement

(million €)

		First half

2002		2002	2003	% Ch.

47,922	Net sales from operations	23,904	25,937	8.5
1,080	Other income and revenues	535	414	(22.6)
(34,996)	Operating expenses	(17,323)	(18,647)	7.6
(5,504)	Depreciation, amortization and writedowns	(2,541)	(2,592)	2.0
8,502	Operating income	4,575	5,112	11.7
(167)	Net financial expense	(81)	(40)	(50.6)
43	Net income from investments	50	80	60.0
8,378	Income before extraordinary income and income taxes	4,544	5,152	13.4
(29)	Net extraordinary income (expense)	(93)	155
8,349	Income before income taxes	4,451	5,307	19.2
(3,127)	Income taxes	(1,822)	(1,940)	6.5
5,222	Income before minority interest	2,629	3,367	28.1
(629)	Minority interest	(368)	(277)	(24.7)
4,593	Net income	2,261	3,090	36.7

Eni’s net income for the first half of 2003 totaled euro 3,090 million, an increase of euro 829 million over the first half of 2002, up 36.7%, due essentially to a positive operating performance (up euro 537 million) related to an increase in prices and margins, an increase in hydrocarbon production sold and in natural gas volumes

SEASONALITY

Eni’s results of operations reflect the seasonality in demand for natural gas and certain refined products used in residential space heating, the demand of which is typically highest in the first quarter of the year, which includes the coldest months, and lowest in the third quarter, which includes the warmest months.

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

sold, as well as cost reductions whose effects were offset in part by the appreciation of the euro over the dollar (up 23.1%), and higher asset writedowns. The increase in net income was also caused by the recording of higher net extraordinary income of euro 248 million, related in particular to the settlement of a dispute with Edison SpA concerning the Enimont joint venture (euro 200 million) and the decline in the share of net income attributed to minorities (euro 87 million) resulting from the tender offer on Italgas shares. These positive factors were partly offset by higher income taxes (euro 118 million).

In the first half of 2003, streamlining and efficiency improvement continued and allowed cost savings amounting to euro 228 million (on a constant exchange rate basis), which offset almost entirely salary increases and the effects of inflation.

Eni’s operating income for the first half of 2003 totaled euro 5,112 million, an increase of euro 537 million over the first half of 2002, up 11.7%, due to increases recorded by:

-	the Exploration & Production segment (euro 395 million, up 15.7%) related essentially to higher international oil prices in dollars (Brent, up 24.6%) and higher hydrocarbon production sold (11.2 million boe, up 4.4%), whose effects were offset in part by the appreciation of the euro over the dollar and by the recording of writedowns of euro 129 million related mainly to unproved property (euro 85 million in the first half of 2002);

-	the Refining & Marketing segment (euro 203 million, up 166.4%) essentially due to an increase in refining margins (Brent margin was up 2.52 dollar/barrel), whose effects were offset in part by the appreciation of the euro over the dollar, and in margins on distribution in Italy and Europe;

-	the Gas & Power segment (euro 65 million, up 3.2%) related essentially to increased natural gas volumes sold (up 5.1%) and margins, also related to the appreciation of the euro over the dollar.

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Net sales from operations

(million €)

		First half

2002		2002	2003	% Ch.

12,877	Exploration & Production	6,282	6,402	1.9
15,297	Gas & Power	8,434	8,757	3.8
21,546	Refining & Marketing	10,433	10,652	2.1
4,516	Petrochemicals	2,239	2,351	5.0
4,546	Oilfield Services and Engineering	1,934	2,687	38.9
1,555	Other activities	818	655	(19.9)
457	Corporate and financial companies	246	236	(4.1)
(12,872)	Consolidation adjustment	(6,482)	(5,803)	(10.5)
47,922		23,904	25,937	8.5

As compared to 2002, in 2003 Eni’s activities have been grouped differently:

-	Syndial (former EniChem) was included in the “Other Activities” segment, which includes all Eni companies not included in specific segments (such as, among others, EniData, Sieco, Tecnomare, EniTecnologie, Eni Corporate University, AGI);

-	the new “Corporate and financial companies” segment was created, which includes Eni Corporate, Eni Servizi Amministrativi and the financial companies formerly included in the “Other Activities” segment.

In order to allow for a homogenous comparison, data for 2002 have been reclassified accordingly.

Eni’s net sales from operations (revenues) for the first half of 2003 amounted to euro 25,937 million, representing a euro 2,033 million increase over the first half of 2002, up 8.5%, due mainly to an increase in prices recorded in all of Eni’s business areas, an increase in hydrocarbon production sold and in natural gas volumes sold, as well as the revenues of Bouygues Offshore (now Saipem SA) acquired in July 2002 and higher activity levels in the Oilfield Services and Engineering segment. These effects were offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Exploration & Production segment (euro 6,402 million) increased by euro 120 million, up 1.9%, due essentially to higher realized selling prices in dollars (oil up 27.2%; natural gas up 29.4%) and higher hydrocarbon production sold (11.2 million boe, up 4.4%), whose effects were partially offset by the appreciation of the euro over the dollar and by a decrease in storage tariffs (see “Operating income” below).

Revenues generated by the Gas & Power segment (euro 8,757 million) increased by euro 323 million, up 3.8%, due to higher prices for natural gas, and, at a lower extent, higher volumes sold in primary distribution (1.74 billion cubic meters, up 5.1%).

Revenues generated by the Refining & Marketing segment (euro 10,652 million) increased by euro 219 million, up 2.1%, essentially due to higher prices for petroleum products (the retail prices of gasoline and diesel fuel were up 11.6% and 14.5%, respectively), whose effects were offset in part by the appreciation of the euro over the dollar and by a decline in sales to Eni’s Petrochemical segment and to other oil companies (1.3 million tonnes).

Revenues generated by the Petrochemical segment (euro 2,351 million) increased by euro 112 million, up 5%, due mainly to the 15% increase in the average sale prices

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

of products (especially olefins), whose effects where offset in part by lower volumes sold (down 8.3%).

Revenues generated by the Oilfield Services and Engineering segment (euro 2,687 million) increased by euro 753 million, up 38.9%, due to the purchase of Bouygues Offshore in the oilfield services area and higher activity levels.

Operating expenses

(million €)

		First half

2002		2002	2003	% Ch.

31,893	Purchases, services and other	15,857	17,073	7.7
3,103	Payroll and related costs	1,466	1,574	7.4
34,996		17,323	18,647	7.6

Operating expenses for the first half of 2003 (euro 18,647 million) increased by euro 1,324 million compared to the first half of 2002, up 7.6%, essentially due to higher supply costs for natural gas and oil-based and petrochemical feedstocks, higher volumes supplied by natural gas primary distribution, the purchase of Bouygues Offshore and higher activity levels in the Oilfield Services and Engineering segment, whose effects were partially offset by the appreciation of the euro over the dollar and streamlining.

Payroll and related costs (euro 1,574 million) increased by euro 108 million, up 7.4%, due mainly to an increase in unit labor costs in Italy and the purchase of Bouygues Offshore.

EMPLOYEES

units

	Dec. 31, 2002	June 30, 2003

Exploration & Production	7,715	7,774
Gas & Power	13,317	13,069
Refining & Marketing	13,757	13,443
Petrochemicals	7,258	7,332
Oilfield Services and Engineering	29,091	29,257
Other Activities	7,012	6,746
Corporate and financial companies	2,505	2,780
	80,655	80,401

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Depreciation, amortization and writedowns

(million €)

		First half

2002		2002	2003	% Ch.

3,552	Exploration & Production	1,743	1,593	(8.6)
417	Gas & Power	191	257	34.6
490	Refining & Marketing	251	225	(10.4)
125	Petrochemicals	72	63	(12.5)
267	Oilfield Services and Engineering	134	137	2.2
51	Other activities	24	26	8.3
60	Corporate and financial companies	21	32	52.4
4,962	Total depreciation and amortization	2,436	2,333	(4.2)
542	Writedowns	105	259	146.7
5,504		2,541	2,592	2.0

Depreciation and amortization charges for the first half of 2003 (euro 2,592 million) increased by euro 51 million over the first half of 2002, up 2%, due in particular to higher asset writedowns (euro 154 million).

Amortization charges declined by euro 103 million due the decline registered in the Exploration & Production segment (euro 150 million) related to the appreciation of the euro over the dollar and in the Refining & Marketing segment (euro 26 million) related to the conferral of the Priolo refinery to Erg Raffinerie Mediterranee Srl (Eni’s interest 28%) finalized in October 2002. These declines were offset in part by the increase registered in the Gas & Power segment (euro 66 million) due to the writedown of the difference between the purchase cost of Italgas shares acquired and the underlying net book value (euro 45 million), and the coming onstream of new capital expenditure. The increase of amortization charges of euro 11 million in the Corporate and financial companies segment was due essentially to the integral amortization of the cost of the Eni Slurry Technology (EST) project and higher research costs.

Writedowns (euro 259 million) concerned essentially: (i) unproved property in the Exploration & Production segment (euro 129 million) in particular in Pakistan and the United Kingdom related to the process of determination of reserves; (ii) petrochemical plants (euro 83 million) in particular for the manufacture of polyethylene, elastomers and aromatics as a result of the impairment test.

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Operating income

(million €)

		First half

2002		2002	2003	% Ch.

5,175	Exploration & Production	2,515	2,910	15.7
3,244	Gas & Power	2,003	2,068	3.2
321	Refining & Marketing	122	325	166.4
(126)	Petrochemicals	(37)	(51)	37.8
298	Oilfield Services and Engineering	159	139	(12.6)
(201)	Other activities	(98)	(159)	62.2
(209)	Corporate and financial companies	(89)	(120)	34.8
8,502	Operating income	4,575	5,112	11.7

Exploration & Production

Operating income in the first half of 2003 amounted to euro 2,910 million increasing by euro 395 million over the first half of 2002, up 15.7%, due mainly to: (i) an increase in realized selling prices in dollars (oil up 27.2%; natural gas up 29.4%); (ii) increased hydrocarbon production sold (up 11.2 million boe, up 4.4%); (iii) lower costs related to synergies obtained and streamlining. These positive factors were offset in part by: (i) the negative effect of the appreciation of the euro over the dollar (up 23.1%); (ii) lower operating income on storage activities (down euro 229 million) related mainly to the fact that in the first half of 2002 services rendered to primary distribution in the Gas & Power segment were recorded by applying tariffs in force before the reduction imposed by the Authority for electricity and gas with decision No. 49/2002, against which Eni filed a claim with the Regional Administrative Court of Lombardia requesting its cancellation; (iii) the recording of writedowns of mineral assets (euro 129 million) related mainly to unproved property in Pakistan and the United Kingdom, in connection with the determination of reserves (euro 85 million in the first half of 2002); (iv) the fact that in the second quarter of 2002 gains on the sale of assets were recorded for euro 42 million.

Gas & Power

Operating income in the first half of 2003 amounted to euro 2,068 million, increasing by euro 65 million over the first half of 2002, up 3.2%, due mainly to: (i) increased volumes sold in primary (up 1.74 billion cubic meters, up 5.1%) and secondary

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

distribution in Italy (up 0.35 billion cubic meters, up 7.4%) and outside Italy (0.49 billion cubic meters, up 25.3%); (ii) higher margins in primary distribution, essentially in sales to thermoelectric users, related mainly to the effect of the appreciation of the euro over the dollar, offset in part by the renewal of contracts, and higher margins in secondary distribution; (iii) lower costs related to streamlining. These positive factors were offset in part by: (i) the writedown of the difference between the purchase cost of Italgas shares acquired and the underlying net book value (euro 45 million); (ii) the fact that in the second quarter of 2002 a euro 23 million net income was recorded as a balance of a euro 72 million income relating to tariff adjustments in secondary distribution resulting from decision No. 122/2002 of the Authority for electricity and gas and the payment of an environmental tax levied by the Sicilia Region (euro 32 million) and writedowns of assets in secondary distribution in Argentina (euro 17 million). The operating income of the electricity generation activity (euro 5 million) declined by euro 26 million, down 87%, due mainly to higher costs related to the planned maintenance standstill of the Taranto plant.

Refining & Marketing

Operating income in the first half of 2003 amounted to euro 325 million, a euro 203 million increase over the first half of 2002, up 166.4%, due to: (i) increased results in refining activities related mainly to the recovery in refining margins (Brent margin was up 2.52 dollars/barrel), whose effects were offset in part by the appreciation of the euro over the dollar; (ii) higher operating results in marketing of refined products in Italy and in Europe related to increased margins; (iii) lower costs resulting from streamlining; (iv) the release of the Lifo reserve related to lower stocks (euro 25 million). These positive factors were offset in part by a decline in operating income from marketing of refined products in Brazil related to lower margins on LPG and the recording of environmental charges of euro 19 million.

Petrochemicals

In the first half of 2003 operating losses amounted to euro 51 million, with a euro 14 million increase (or 37.8%) on the first half of 2002 due to: (i) asset writedowns of euro 83 million, related in particular to plants for the manufacture of polyethylene, elastomers and aromatics as a result of the impairment test; (ii) a writedown of product inventories of euro 23 million to adjust them to expected sale prices (in the first quarter of 2002 inventories were revaluated for euro 28 million); (iii) lower volumes sold (down 8.3%). These negative factors were offset in part by: (i) an increase in margins related to an increase in sale prices (up 15%) higher than the increase in the cost in euro of petrochemical feedstocks (up 7.9%); (ii) lower costs related to streamlining.

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Oilfield Services and Engineering

Operating income for the first half of 2003 totaled euro 139 million, of which euro 138 million related to oilfield services, with a euro 20 million decrease over the first half of 2002, down 12.6%. Oilfield services recorded a decrease in operating income of euro 37 million, in particular in Offshore construction due to the completion of the Blue Stream contract and the start of EPIC (Engineering, Procurement, Installation, Commissioning) contracts which do not foresee the use of vessels in their initial stages. These negative effects were offset in part by the contribution of Bouygues Offshore purchased in July 2002 (euro 35 million before the writedown of euro 21 million of the difference between purchase price and net equity not attributed to fixed assets) and the higher profitability of some contracts in the Onshore construction area. Engineering activities recorded an operating income amounting to euro 1 million as compared to an operating loss of euro 16 million in the first half of 2002. The euro 17 million improvement was related to higher activity levels and the fact that in the first half of 2002 charges for contractual litigation were recorded.

Other Activities

Operating losses amounted to euro 159 million (a euro 61 million increase over the first half of 2002) related to higher losses of Syndial Spa (euro 70 million) due essentially to the depreciation of assets for euro 41 million following the impairment test and the decline in margins only partly offset by lower fixed costs (with an aggregate effect of euro 29 million).

Corporate and financial companies

This area recorded an operating loss of euro 100 million, increasing by euro 31 million over the first half of 2002, due to higher corporate costs (euro 37 million) related to the amortization of the EST project, higher research costs and the centralization of some functions.

Net financial expense

In the first half of 2003 net financial expense (euro 40 million) decreased by euro 41 million over the first half of 2002, down 50.6%, due mainly to lower interest rates on European markets (Euribor down 0.9 percentage points) and on international markets (Libor down 0.6 percentage points) as well as higher positive exchange rate differences (euro 18 million) and the effect of exchange rates on the translation of financial charges recorded by foreign companies. These positive effects were offset in part by an increase of euro 4 billion in average net borrowings.

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Net income from investments

Net income from investments in the first half of 2003 amounted to euro 80 million (euro 50 million in the first half of 2002) and represented the balance of income of euro 155 million and expense of euro 75 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 103 million) concerning in particular the Gas & Power, Oilfield Services and Engineering and Refining & Marketing segments; (ii) gains on disposals (euro 30 million) related essentially to the sale of Eni’s 20% stake in Inca International SpA in the Other activities segment (euro 29 million); (iii) dividends received by subsidiaries accounted for at cost (euro 11 million).

Expense (euro 75 million) concerned essentially Eni’s share in losses of subsidiaries accounted for with the equity method (euro 66 million) relating in particular to Albacom SpA (euro 39 million) and Galp Energia SGPS SA (euro 5 million related only to the writedown of euro 54 million of the difference between purchase cost and net equity).

Net extraordinary income

(million €)

		First half

2002		2002	2003

	Extraordinary income
257	Gains on disposals	48	111
112	Other extraordinary income	39	238
369		87	349
	Extraordinary expense
	Restructuring costs:
(157)	provisions for risks and contingencies	(85)	(158)
(114)	cost of redundancy incentives	(44)	(22)
(55)	asset writedowns and losses on disposals	(38)
(326)		(167)	(180)
(72)	Other extraordinary expense	(13)	(14)
(398)	Total extraordinary expense	(180)	(194)
(29)		(93)	155

Gains on disposals concerned the sale of business units and fixed assets made in connection with restructuring; in particular gains on disposals in the first half of 2003 amounted to euro 111 million and concerned mainly the sale of service stations and real estate in the Refining & Marketing segment.

Other extraordinary income concerned in particular the settlement paid by Edison SpA in relation with the Enimont dispute (euro 200 million).

Provisions for risks and contingencies of euro 158 million concerned in particular charges related to compliance with environmental laws and regulations in the Other

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Activities (euro 63 million) and Refining & Marketing segments (euro 9 million) and costs expected to be incurred for decommissioning of inactive sites in the Other Activities segment (euro 52 million).

Redundancy incentives amounted to euro 22 million and concerned in particular the Refining & Marketing (euro 10 million) and Other Activities segments (euro 4 million).

Income taxes

Income taxes (euro 1,940 million) increased by euro 118 million over the first half of 2002, due to a euro 856 million increase in income before taxes, whose effects were offset in part by the recording of deferred tax assets related to the application of Law 448/20011. The 4.3 percentage point decline in tax rate (from 40.9 to 36.6%) was due to the recording of deferred taxes mentioned above, to the fact that in the first half of 2002 the reserve for deferred taxes was increased in relation to the 10 percentage point increase in corporate taxes for oil companies in the United Kingdom (from 30 to 40%), with a euro 215 million effect, and by the 2 percentage point decline of corporate tax (Irpeg) in Italy. These effects were offset in part by the expiry of certain tax incentives (as provided for by Law 383/2001 so called DIT, Law 342/2000 on the revaluation of assets) and the impact of Law Decree 209/2002 concerning the deductibility of writedowns of investments.

Minority interests

Minority interests (euro 277 million) declined by euro 91 million over the first half of 2002, due essentially to the tender offer on Italgas shares (euro 87 million).

Net income before non-recurring items

Net income before non-recurring items amounted to euro 2,848 million, increasing by 15.2% as compared to the first half of 2002. Net income before non-recurring items is not a GAAP measure under Italian or U.S. GAAP, but Eni provides it with the intent to allow investors to better evaluate Eni’s trading performance also in comparison with its main competitors. The following table reports the most significant non-recurring items which influenced net income for the first half of 2003 and 2002.

(1)	Law No. 448 of December 28, 2001 allows companies receiving assets in conferral to align the taxable value of conferred assets to the higher book value by paying a substitute tax amounting to 9% of the difference between the two values. Stoccaggi Gas Italia SpA, which in 2001 was conferred natural gas storage assets from Eni SpA and Snam SpA, applied this law. Therefore in Eni’s consolidated financial statements a temporary difference between taxable values and book values of these assets was recorded which led to the recording of a net deferred tax asset of euro 287 million (net of substitute tax for euro 154 million).

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Non-recurring items

(million €)

		First half

2002		2002	2003

(542)	Writedowns	(105)	(259)
(86)	Environmental tax of the Sicilia Region	(32)
	Other writedowns	(17)
	Balance of storage tariffs for year 2002	(16)
	Balance of natural gas secondary distribution tariffs for year 2002	72
92	Gains on disposal	42
40	Positive (negative) effect of stock evaluation	28	(23)
(457)	Non-recurring items in operating income	(28)	(282)
(36)	Non-recurring expense on investments	(13)
(29)	Net extraordinary (expense) income	(93)	155
(522)	Non-recurring items before taxes	(134)	(127)
	Deferred tax assets per law 448/2001		287
(215)	Adjustment of reserve for deferred tax liabilities due to change in tax regime in UK	(215)
95	Release of reserve for anticipated amortization as per law 498/2001	93	39
312	Taxes (estimated)	45	43
(330)	Non-recurring items after taxes	(211)	242

The break-down by segment of non-recurring items in operating income is the following:

(million €)

		First half

2002		2002	2003

(253)	Exploration & Production	(59)	(129)
(129)	Gas & Power	5	(3)
9	Refining & Marketing	(1)
(78)	Petrochemicals	28	(106)
(6)	Other segments	(1)	(44)
(457)		(28)	(282)

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Consolidated balance sheet

(million €)

June 30, 2002		Dec. 31, 2002	June 30, 2003	Change

	Non-current assets
32,903	Net fixed assets	33,693	35,545	1,852
2,501	Net intangible assets	3,175	4,065	890
2,610	Net investments	2,797	2,719	(78)
1,594	Accounts receivable financing and securities related to operations	1,408	1,254	(154)
(873)	Net accounts payable in relation to investments	(870)	(773)	97
38,735		40,203	42,810	2,607
(2,897)	Net working capital	(204)	(2,901)	(2,697)
(491)	Reserve for employee termination indemnities	(507)	(534)	(27)
35,347	Net capital employed	39,492	39,375	(117)
25,035	Shareholders’ equity	26,257	25,226	(1,031)
1,826	Minority interests	2,094	1,354	(740)
8,486	Net borrowings	11,141	12,795	1,654
35,347	Total liabilities and shareholders’ equity	39,492	39,375	(117)

At June 30, 2003, net capital employed totaled euro 39,375 million, representing a decrease of euro 117 million over December 31, 2002, due mainly to a decrease (euro 2,697 million) in net working capital mainly related to the seasonality factors that determine revenue generation in the Gas & Power segment and higher tax liabilities. These factors were offset in part by an increase in non-current assets (euro 2,607 million). The share of the Exploration and Production, Gas & Power and Refining & Marketing segments on Eni’s net capital employed was 90.1% (88.3% as of December 31, 2002). The debt to equity ratio (ratio of net borrowings to net equity included minority interest) went from 0.39 at December 31, 2002 to 0.48 at June 30, 2003.

Net fixed assets (euro 35,545 million) were primarily related to the Exploration & Production (57.5%), Gas & Power (24.2%) and Refining & Marketing (8.8%) segments. Provisions for depreciation, amortization and writedowns (euro 40,106 million) represented 53% of gross fixed assets (54.1% at December 31, 2002).

Net investments in unconsolidated subsidiaries and affiliates (euro 2,719 million) consisted primarily of 33.34% of Galp Energia SGPS SA (euro 647 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

(euro 190 million), 50% of Blue Stream Pipeline Co BV (euro 163 million), 49% of Superoctanos CA and 35.2% of Supermetanol CA (euro 138 million), 50% of Raffineria di Milazzo ScpA (euro 122 million), 49% of Azienda Energia e Servizi SpA (euro 117 million), 10.4% of Nigeria Lng Ltd (euro 102 million), 28% of Erg Raffinerie Mediterranee Srl (euro 100 million), 50% of Transmediterranean Pipeline Co Ltd (euro 87 million), 50% of EnBW Eni Verwaltungsgesellschaft mbH (euro 86 million) and 35% of Albacom SpA (euro 76 million).

Accounts receivable financing and securities related to operations (euro 1,254 million) were made up primarily by loans made by Eni’s financial subsidiaries on behalf of Eni’s operating subsidiaries in the Exploration & Production segment (euro 257 million) and by financial companies in favour of Eni’s subsidiaries (euro 907 million in particular in the Gas & Power segment).

Following the conversion of financial statements expressed in currencies other than the euro at June 30, 2003 the appreciation of the euro on other currencies, in particular the US dollar (euro up 9% over December 31, 2002), determined a decline of the book value of net capital employed of euro 1,616 million, of net equity of euro 1,041 million and of net borrowings of euro 575 million.

Net working capital

(million €)

June 30, 2002		Dec. 31, 2002	June 30, 2003	Change

2,989	Inventories	3,200	3,170	(30)
7,675	Trade accounts receivable	9,090	8,169	(921)
(4,809)	Trade accounts payable	(5,579)	(5,117)	462
(4,619)	Taxes payable and reserve for net deferred income tax liabilities	(2,978)	(4,185)	(1,207)
(5,375)	Reserve for contingencies	(5,522)	(5,782)	(260)
1,242	Other operating assets and liabilities (1)	1,585	844	(741)
(2,897)		(204)	(2,901)	(2,697)

(1)	Include accounts receivable financing and securities related to operations for euro 1,029 million (euro 1,237 million at December 31, 2002) and securities covering technical reserves of insurance companies for euro 488 million (euro 489 million at December 31, 2002).

Taxes payable and the reserve for net deferred income tax liabilities increased by euro 1,207 million due to: (i) higher liabilities for excise taxes, and other tax liabilities (euro 1,013 million) due mainly to the postponement of payment of excise taxes related to June 2003 to July 2003 in the Refining & Marketing and Gas & Power

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

segments (excise taxes for December were paid in December as a balance for the first 15 days and as an advance for the second half of the month); (ii) higher income taxes and reserve for net deferred income tax liabilities (euro 194 million) due mainly to deferred tax liabilities related to the determination of the fair value of fixed assets of Società Italiana per il Gas pA for the portion acquired in the tender offer (euro 374 million) and the effect of the purchase of Fortum Petroleum AS (now Eni Norge AS) (euro 145 million). These increases were offset in part by the recording of deferred tax assets net of substitute taxes due (euro 318 million) in accordance with Law No. 448/2001 by Stoccaggi Gas Italia SpA (see “Income taxes” above) and the effect of the translation of financial statements denominated in foreign currencies (euro 200 million).

The reserve for contingencies (euro 5,782 million) concerned essentially: the reserve for site restoration and abandonment of euro 2,103 million (euro 1,980 million at December 31, 2002), the reserve for environmental risks of euro 1,595 (euro 1,608 million at December 31, 2002), the reserve for loss adjustments and actuarial reserves of Eni’s insurance companies of euro 622 million (euro 593 million at December 31, 2002), the reserve for restructuring and decommissioning of production facilities of euro 348 million (euro 304 million at December 31, 2002), the reserve for contract penalties and disputes of euro 207 million (euro 211 million at December 31, 2002), the reserve for employee retirement and similar obligations of euro 138 million (euro 128 million at December 31, 2002) and the reserve for losses on subsidiaries of euro 92 million (euro 106 million at December 31, 2002).

Net borrowings

Net borrowings at June 30, 2003 amounted to euro 12,795 million, a euro 1,654 million increase over December 31, 2002.

(million €)

June 30, 2002		Dec. 31, 2002	June 30, 2003	Change

11,888	Debts and bonds	15,420	15,359	(61)
(1,429)	Cash	(1,791)	(1,518)	273
(1,187)	Securities not related to operations	(1,020)	(962)	58
(768)	Non operating financing receivable	(1,465)	(52)	1,413
(18)	Other items	(3)	(32)	(29)
8,486		11,141	12,795	1,654

Financial debts and bonds amounted to euro 15,359 million, of which euro 7,333 million were short-term debt (including the portion of long-term debt due within 12 months of euro 609 million) and euro 8,026 million were long-term debt.

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Reclassified cash flow statement and change in net borrowings

(million €)

		First half

2002		2002	2003

5,222	Net income before minority interest	2,629	3,367
	Adjustments to reconcile to cash generated from operating income before changes in working capital:
5,682	- amortization and depreciation and other non monetary items	2,509	2,733
(152)	- net gains on disposals of assets	(56)	(65)
3,305	- dividends, interest, extraordinary income (expense) and income taxes	1,966	1,947
14,057	Cash generated from operating income before changes in working capital	7,048	7,982
(510)	Changes in working capital related to operations	1,265	1,436
(2,969)	Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(1,045)	(1,215)
10,578	Net cash provided by operating activities	7,268	8,203
(8,048)	Capital expenditure	(3,460)	(3,970)
(1,315)	Investments	(207)	(313)
935	Disposals	318	344
(319)	Other cash flow related to capital expenditure, investments and disposals	(81)	121
1,831	Free cash flow	3,838	4,385
(1,171)	Borrowings (repayment) of debt related to financing activities	(655)	1,459
3,736	Changes in short and long-term financial debt	227	(219)
(3,846)	Dividends paid and changes in minority interests and reserves	(3,244)	(5,855)
(64)	Effect of change in consolidation and exchange differences	(42)	(43)
486	NET CASH FLOW FOR THE PERIOD	124	(273)
1,831	Free cash flow	3,838	4,385
(51)	Net borrowings of acquired companies	(11)	(685)
39	Net borrowings of divested companies	1	(1)
990	Exchange differences on net borrowings and other changes	1,034	502
(3,846)	Dividends paid and changes in minority interests and reserves	(3,244)	(5,855)
(1,037)	CHANGE IN NET BORROWINGS	1,618	(1,654)

Financial requirements for capital expenditure and investments (euro 7,536 million, including net borrowings assumed of euro 685 million), the payment of dividends for 2002 (euro 3,009 million, of which euro 2,833 million by Eni SpA) and the buy-back of own shares (euro 260 million) were covered for the most part by the net cash provided by operating activities (euro 8,203 million, influenced also by seasonality factors) and from disposals (euro 344 million).

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Capital expenditure and investments

(million €)

		First half

2002		2002	2003	% Ch.

5,615	Exploration & Production	2,653	2,752	3.7
1,315	Gas & Power	338	660	95.3
550	Refining & Marketing	200	301	50.5
145	Petrochemicals	58	47	(19.0)
233	Oilfield Services and Engineering	110	142	29.1
119	Other activities	67	29	(56.7)
71	Corporate and financial companies	34	39	14.7
8,048	Capital expenditure (1)	3,460	3,970	14.7
1,366	Investments	218	3,566	1,535.8
9,414		3,678	7,536	104.9

(1)	Does not include R&D costs whose effects are limited to one year amounting to euro 164, 79 and 79 million in 2002, the first half of 2002 and the first half of 2003, respectively.

Capital expenditure and investments amounted to euro 7,536 million (up 105% over the first half of 2002). Capital expenditure amounted to euro 3,970 million, of these approximately 94% related to the Exploration & Production, Gas & Power and Refining & Marketing segments and concerned in particular: (i) the development of hydrocarbon fields in Libya, Iran, Angola, Nigeria, Italy and Kazakhstan (euro 2,399 million); (ii) exploration expenditure (euro 346 million); (iii) upgrade and maintenance of Eni’s primary and secondary natural gas transmission and distribution network in Italy (euro 269 million); (iv) the plan of power station construction (euro 228 million); (v) the construction of the Greenstream gasline (euro 152 million) that will carry natural gas from Libyan fields to Sicily; (vi) refinery upgrade, the upgrade of the refined products distribution network in Italy and outside Italy and the purchase of service stations in Europe (for an aggregate of euro 301 million).

Investments amounted to euro 3,566 million and concerned primarily the tender offer on Italgas shares (euro 2,567 million) and the purchase of Fortum Petroleum AS (euro 909 million).

Cash flow generated by shareholders’ equity (euro 3,269 million, excluding the consideration related to the Italgas tender offer of euro 2,567 million and the purchase of further interests in consolidated subsidiaries of euro 19 million) consisted of dividend distribution for fiscal year 2002 carried out by Eni SpA for a total amount of euro 2,833 million, the purchase own shares for euro 260 million, dividends distributed by Snam Rete Gas SpA (euro 126 million), Saipem SpA (euro 36 million) and other consolidated subsidiaries (euro 14 million).

Disposals (euro 344 million) concerned: (i) the Refining & Marketing segment (euro 126 million) related to the sale of real estate and minor assets (euro 69 million) and the sale of service stations in Italy (euro 55 million); (ii) the Exploration & Production segment (euro 118 million) within its asset rationalization program; (iii) the Other Activities segment (euro 76 million, of which euro 37 million related to the sale of a 20% stake in Inca International SpA).

ENI
REPORT ON THE FIRST HALF OF 2003
FINANCIAL REVIEW

Exploration and development

As of June 30, 2003, Eni’s portfolio of mineral rights consisted of 1,118 exclusive or shared interests for exploration and development in 36 countries on five continents, for a total net acreage of 256,427 square kilometers (281,682 at December 31, 2002). Of these, 42,501 square kilometers concerned production and development (41,578 at December 31, 2002). Net acreage decreased by 25,255 square kilometers, in particular outside Italy, due to releases and sale of interests in Egypt, Algeria, Yemen, Denmark/Farøe Islands, Indonesia, Australia, the United Kingdom and Nigeria, whose effects were offset in part by increases registered in Norway resulting from the purchase of Fortum Petroleum AS and in Pakistan.

In the first half of 2003, three-dimensional seismic surveys were carried out over 1,865 square kilometers (639 of which represented Eni’s share), while standard seismic surveys totaled 2,554 kilometers (2,074 of which represented Eni’s share), the former decreasing by 77% net to Eni and the latter increasing by 59% net to Eni over the first half of 2002. The decrease in the three-dimensional surveys may be attributed to the completion of survey campaigns mainly in Senegal/Guinea, Mauritania, Indonesia and Iran, while in the latter case, the increase was registered mainly in Australia.

Exploration expenditure amounted to euro 346 million (of which 91% was directed outside Italy). Outside Italy, exploration expenditure concerned mainly Egypt, the United States, Kazakhstan, Angola, Brazil, Norway and Nigeria. Expenditure in Italy concerned primarily offshore areas in the northern Adriatic Sea and in the deep waters of the Sicily Channel and areas in northern-central Italy. Expenditure for development and capital goods totaled euro 2,399 million, of which 91% was directed outside Italy. Development expenditure outside Italy concerned in particular fields in Libya, Iran, Angola, Nigeria and Kazakhstan. Development expenditure in Italy referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri. Expenditure for the acquisition of proved and unproved property amounted to euro 7 million.

Total capital expenditure in the first half of 2003 amounted to euro 2,752 million, increasing by euro 99 million over the first half of 2002, up 3.7%.

Production

		First half

2002		2002	2003	% Ch.

1,472	Daily production of hydrocarbons (1) (thousand boe)	1,455	1,527	4.9
316	Italy	313	306	(2.2)
354	North Africa	340	338	(0.6)
237	West Africa	238	248	4.2
308	North Sea	313	358	14.4
257	Rest of world	251	277	10.4
523.1	Production sold (million boe)	256.1	267.3	4.4

(1)	Includes natural gas production consumed in operations (23,000, 20,000 and 25,000 boe/day in 2002, the first half of 2002 and 2003, respectively).

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

In the first half of 2003 daily hydrocarbon production amounted to 1,527,000 boe (oil and condensates 952,000 barrels; natural gas 575,000 boe), increasing by 72,000 boe, up 4.9%, due to: (i) the purchase of the Norwegian company Fortum Petroleum; (ii) start-ups of fields mainly in Trinidad & Tobago, Australia, Iran, Nigeria, Pakistan and Algeria; (iii) production growth recorded mainly in Nigeria and Kazakhstan; (iv) the cancellation of production cuts imposed by OPEC. These increases were offset in part by: (i) the decline of mature fields; (ii) lower entitlements in Production Sharing Agreements due to higher international oil prices2; (iii) the effects of production standstills in Venezuela related to a national strike in the first months of the year; (iv) the effects of the sale of assets in 2002. Production outside Italy amounted to 80.0% of Eni’s total production (78.3% in 2002).

Daily production of oil and condensates (952,000 barrels) increased by 33,000 barrels, up 3.6% due to increases recorded outside Italy, in particular in: (i) Norway, due to the purchase of Fortum Petroleum; (ii) Nigeria, due also to the start-up of the Abo Central field (Eni operator with a 50.19% interest); (iii) Australia, for the start-up of the Woollybutt field (Eni operator with a 65% interest); (iv) Iran, due to the start-up of the Balal (Eni’s interest 38.25%) and Dorood fields (Eni’s interest 45%); (v) Kazakhstan. These increases were offset in part by decreases recorded in Angola, following the standstill of the FPSO unit installed in the Kuito field (Eni’s interest 20%), the decline of mature fields in Egypt, Congo and the United Kingdom, as well as the effect of the sale of assets in 2002.

Daily production of natural gas (575,000 boe) increased by 39,000 boe, up 7.3%, due essentially to increases registered outside Italy, in particular in: (i) Norway, due to the purchase of Fortum Petroleum; (ii) Pakistan, also due to the start-up of the Bhit field (Eni operator with a 40% interest); (iii) Trinidad & Tobago for the start-up of fields in Block NMCA-1 (Eni’s interest 17.31%); (iv) Nigeria for the increase in natural gas volumes treated at the Bonny plant (Eni’s interest 10.4%); (v) Egypt. These increases were offset in part by the decline of mature fields, in particular in Italy and the United Kingdom.

Hydrocarbon production sold amounted to 267.3 million boe. The 9 million boe decrease over production was due essentially to lower withdrawals as compared to allotted shares (underlifting3) outside Italy, in particular in Ecuador, Nigeria, the United Kingdom and Norway (5 million boe) and natural gas volumes consumed in operations (4.5 million boe).

(2)	In PSA’s production, calculated at reference prices, allows both the recovery of costs incurred (Cost Oil) and a remuneration (Profit Oil) assigned in part to the producing country and in part to the oil company. Changes in price determine higher or lower attribution of hydrocarbon volumes to the mentioned components.

(3)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

Main exploration and development projects

NORTH AFRICA

In Algeria two new oil discoveries were made in Block 404 (Eni’s interest 25%) with the HBNE-1 and SFSW-1 wells. These wells, drilled at a depth of 3,250 meters yielded 4,000 and 3,000 barrels/day respectively in test production. The Algerian Government approved the development plan of four oil fields (El Merk Nord, El Merk Est, El Merk and El Kheit Et Tesseka) in Block 208 (Eni’s interest 12.25%) and one (ROME) in Block 403d (Eni is operator with a 50% interest). At the end of June the ROME field was ready for production at the expected level of about 3,000 barrels/day.

In Southern Tunisia in May, the Adam field started oil production at over 3,000 barrels/day.

WEST AFRICA

In Nigeria in April oil production started at the Abo Central level of the Abo field (Eni operator with a 50.19% interest), located in the OML 125 concession in the Nigerian offshore in a water depth ranging between 500 and 800 meters with recoverable reserves of 41 million barrels net to Eni. First oil was produced 19 months after the approval of the project which includes, when completed, 9 underwater wells (5 producing, 2 water injection and 2 gas injection wells). Oil extracted is sent to an FPSO unit with a treatment capacity of 45,000 barrels/day and a storage capacity of 800,000 barrels. Daily production is targeted at 25,000 barrels (11,000 net to Eni) in the fourth quarter of 2003, while in a later development phase it is targeted at 45,000 barrels/day (19,000 net to Eni). Abo Central is the first oil field that starts production in Nigerian deep waters and is part of the Nigerian Government’s and Eni’s Zero Gas Flaring program: associated gas is reinjected into the field, thus allowing also to optimize oil extraction.

NORTH SEA

In the United Kingdom in July a new gas and condensate discovery was made in Block 29/5b (Eni’s interest 21.87%) located in the Central Graben area in the British section of the North Sea, about 240 kilometers east of Aberdeen. The discovery well drilled at a total depth of 5,750 meters, yielded one million cubic meters/day of natural gas in test production (equivalent to about 6,000 barrels/day) and 2,000 barrels/day of condensates. The well will be linked to the production facilities of the nearby Elgin/Franklin fields located in the same block.

In Denmark, in the Farøe Islands, in June 2003 the offshore 6004/17-1 Marimas well was drilled in the Marimas concession (Eni is operator with a 75% interest).

In Norway in March Eni finalized the purchase of Fortum Petroleum AS, a subsidiary of the Finnish company Fortum Oy. The purchase, with accounting effects starting on January 1, 2003, entailed a total financial requirement of dollar 975 million (of which 256 million related to the purchase of net equity and 719 related to net borrowings assumed). Assets of Fortum Petroleum (now Eni Norge AS) located in the Norwegian section of the North Sea consist of interests in the Aasgard (7%, in this field Eni already holds a 7.9% interest), Brage (12.26%) and Heidrun (5.12%) producing fields and also in Mikkel (7%, in this field Eni already holds a 7.9% interest) presently under development and Goliath (15%, operated by Eni with a 25% interest) still to be developed. In addition, Fortum Petroleum holds interests in important gas transmission infrastructures such as Haltenpipe (5%), Heidrun Gas Export (5.12%)

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

and Aasgard Transport (5%) linking the Aasgard and Heidrun fields to the Norwegian coast. The company also holds an interest in Franpipe (1.29%) and the related Dunkerque terminal (0.84%) in France and in Europipe II (3.66%) for transmission to the German coast. At December 31, 2002 Fortum Petroleum’s proved and probable reserves amounted to about 200 million boe (56% of which were oil and 44% gas); proved reserves amounted to 159 million boe. In the first half of 2003 its daily production amounted to 44,000 boe, increasing by over 40% Eni’s production of hydrocarbons in Norway. This transaction is part of Eni’s strategy of upstream growth by strengthening its presence in key area and increasing interests in already held assets in order to generate operational synergies.

At the end of June Eni purchased from an international oil company a 7.9% interest in the Tyrihans field in the North Sea.

REST OF WORLD

In Australia in April production started at the Woollybutt field (Eni is operator with a 65% interest) located in WA-234-P permit offshore the north western coast of Australia at a water depth of about 100 meters. Woollybutt production is the first to be brought on stream by Eni in Australia, where Eni has been active since the acquisition of British Borneo in 2000. Recoverable reserves amount to 13 million barrels net to Eni. Oil is produced via two subsea wells linked to an FPSO vessel. Daily production reached 40,000 barrels (26,000 net to Eni).

In Iran in January the Balal oil field started production. The field is located in the offshore of the Persian Gulf about 100 kilometers from the island of Lavan at a water depth of 70 meters. The development of the field is regulated by a buy back contract and entails the drilling of 10 wells (5 production and 5 injection wells) and the construction of three platforms. Eni’s capital expenditure amounted to dollar 110 million. Daily production is expected to peak at 6,000 barrels net to Eni in year 2005.

In Kazakhstan in May the partners in the project regulated by the North Caspian Sea PSA, among which Eni as single operator and except Inpex, exercised their pre-emptive rights and purchased in proportional shares the interest of British Gas that left the project. Under the Sale and Purchase Agreement the pre-emption transactions will be subject to approval of the Kazakh Government. Eni’s share in the project will go from 16.67% to 20.372%.The area under contract is made up of 11 blocks covering a total of over 5,500 square kilometers at a water depth of 2 to 10 meters. In this area in July 2000 the Kashagan field was discovered and subsequent appraisal allowed to define the amount of recoverable reserves of oil in the 7 to 9 billion barrels range, that could reach 13 billion barrels with gas reinjection techniques, thus making this field the most important discovery in the world in the past thirty years. The exploration campaign, expected to last six years, provides for the drilling of 6 wells and the collection of seismic data. In March 2003 the testing phase of the third and the fourth appraisal wells (KE-4 and KE-5) commenced in April and August 2002 was completed. In April 2003 drilling of the fifth appraisal well (KE-6) commenced. On June 30, 2002 the consortium and the Kazakh authorities declared Kashagan a commercial discovery and at the end of 2002 the Kashagan development plan was filed with the Kazakh authorities. At the end of June 2003 the front-end engineering was completed for the first development phase. The last three commitment exploration wells are being

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

drilled (Kashagan South West 1, Aktote 1 and Kairan 1) that had been started in April, May and early July 2003. In this same area in 2002 a new oil discovery was made with the Kalamkas-1 exploration well, which confirms the potential of this area. The appraisal plan for the Kalamkas structure was approved by Kazakh authorities at the end of May 2003.

In July, the second development phase of the oil, natural gas and condensate Karachaganak field was completed by the consortium made up of four international oil companies, among which Eni, as co-operator with British Gas, holds a 32.5% interest. The second phase concerned in particular: (i) the completion in the estimated time frame of a condensate treatment plant (Karachaganak Processing Centre — KPC) and a compression station for the injection of part of the sour gas in the reservoir at pressures above 500 atmospheres; (ii) the laying of a 635-kilometer long pipeline with a 24 inch diameter linking the Karachaganak field to Atyrau, point of connection with the Caspian Pipeline Consortium pipeline in which Eni holds transportation rights up to 3 million tonnes/year. Production from KPC and export of the Karachaganak liquid production to the Novorossiysk terminal started on July 15. With the completion of this phase, production from the field is expected to increase from the current 220,000 boe/day to 380,000 at year end (65,000 to 110,000 boe/day net to Eni).

In Pakistan in January the Bhit gas field (Eni is operator with a 40% interest) started production. The field is located 180-kilometer north of Karachi in the Kirthar region. The development project provides for the drilling of 6 production wells, the laying of a collection network with a 24-inch diameter and 27-kilometer long, and the construction of a treatment plant working on two parallel trains for dehydration, removal of carbon dioxide and nitrogen. Gas produced is sold under a 20-year long take or pay contract to the state-owned Sui Southern Gas Company (SSGC) which will distribute it in Karachi. The plant reached a daily production of about 45,000 boe (18,000 net to Eni).

In April Eni was assigned as operator an exploration license in Block 2667-6 (Gorakh) covering an area of 2,500 square kilometers located between the provinces of Dadu and Balochistan. Plans provide for the performing of seismic surveys for two years.

In Trinidad & Tobago the Hibiscus and Chaconia natural gas fields started production. The fields are located in the NMCA-1 offshore block (Eni’s interest 17.31%) 50-kilometer north of Trinidad & Tobago. The development of these fields, holding recoverable reserves amounting to 70 million boe net to Eni, was performed by drilling six wells, installing a production platform and laying 120 kilometers of pipelines for carrying the gas produced to the Point Fortin liquefaction plant, from which production volumes of gas are sent to the Elba Island (Georgia) regasification plant and sold on North American markets. Eni’ share of capital expenditure in this project amounted to dollar 80 million. Daily production net to Eni is expected to peak at 12,000 boe in 2004.

In the United States in May the third appraisal well in the K2 field in Green Canyon Block 562-2 was completed (Eni’s interest 18.17%) in the Gulf of Mexico, which confirmed that recoverable reserves of the field amount to 100 million boe with an extension larger than previously estimated. Eni is operator of this development.

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

In Venezuela in April development started of the Corocoro field (Eni’s interest 26%), located at the mouth of the Orinoco river in an offshore block in the the Gulf of Paria 500-kilometer west of Caracas. The field will be developed through different phases. In the first phase, whose estimated cost is dollar 480 million (125 million net to Eni), production is targeted to 15,000 barrels of oil per day net to Eni. Subsequent phases will be determined on the basis of the results achieved in the first one.

Storage

Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (Stogit) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.

Storage services are provided by Stogit to its customers through eight storage fields located in Italy, based on ten storage concessions4 vested by the Ministry of Productive Activities.

With decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period, starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stogit filed its proposal of tariffs for modulation, mineral and strategic storage for the first regulated period. With decision No. 49 of March 26, 2002 the Authority repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit filed an appeal against both Authority decisions with the Regional Administrative Court of Lombardia requesting their cancellation. The proceeding is still pending and in the meanwhile Stogit is applying the tariffs set by the Authority.

		First half

2002		2002	2003	% Ch.

	Available capacity
7.1	Modulation and mineral storage (billion cubic meters)	6.5	7.1	9
66	Share used by Eni (%)	70	58	(17)
5.1	Strategic storage (billion cubic meters)	5.1	5.1	—
14	Customers of modulation and mineral storage (units)	11	18	64

(4)	Two are not yet operational.

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

gas & power

natural gas

Supply and sales

In the first half of 2003, Eni supplied 34.71 billion cubic meters of natural gas for primary distribution, with a 0.27 billion cubic meter increase over the first half of 2002, up 0.8%, resulting from higher supplies from outside Italy (0.43 billion cubic meters) offset in part by lower volumes from domestic production (0.16 billion cubic meters). Increases outside Italy concerned purchases for trading (640 million cubic meters) in particular natural gas produced by Eni in the United Kingdom and imports from Norway (430 million cubic meters), while imports from Algeria, Russia and the Netherlands declined. Imports of natural gas covered 82.3% of total supplies (81.7% in the first half of 2002).

Volumes of natural gas supplies in secondary distribution outside Italy (Argentina, Hungary and Slovenia) amounted to 2.43 billion cubic meters, increasing by 25.3% over the first half of 2002 due to increased consumption, mainly in Hungary, where Eni operates through Tigaz Rt.

Supply	(billion cubic meters)

		First half

2002		2002	2003	% Ch.

12.67	Italy	6.30	6.14	(2.5)
16.35	Algeria	9.25	8.97	(3.0)
1.92	Algeria (LNG)	1.17	1.07	(8.5)
18.62	Russia	10.35	9.96	(3.8)
7.55	Netherlands	4.19	4.09	(2.4)
4.83	Norway	2.32	2.75	18.5
0.31	Croatia	0.15	0.33	120.0
0.24	Qatar (LNG)	0.03	0.08	166.7
1.54	Purchases for trading and other	0.68	1.32	94.1
64.03	Total purchases primary distribution (1)	34.44	34.71	0.8
(1.43)	Withdrawals from (input to) storage	(0.28)	1.23	(539.3)
(0.14)	Internal consumption	(0.10)	(0.14)	40.0
62.46	Volumes available for primary distribution	34.06	35.80	5.1
3.79	Volumes available for secondary distribution outside Italy	1.94	2.43	25.3
66.25	Total supplies	36.00	38.23	6.2

(1)	From 2003 the Gas & Power segment manages trading activities of natural gas, mainly in the North Sea, which were formerly performed by the Exploration & Production segment. In order to allow a homogeneous comparison natural gas volumes sold in 2002 and in the first half of 2002 were increased by 1.70 and 0.81 billion cubic meters respectively.

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

Sales in primary distribution

Natural gas sales in primary distribution in Italy and the rest of Europe (35.80 billion cubic meters) increased by 1.74 billion cubic meters, up 5.1% over the first half of 2002.

Natural gas sales in Italy (28.96 billion cubic meters) declined by 0.43 billion cubic meters, down 1.5%, due mainly to a decline in sales to wholesalers (1.28 billion cubic meters) and to industries (0.51 billion cubic meters) due to competitive pressures, whose effects were offset in part by higher sales to thermoelectric users (1.36 billion cubic meters) and higher consumption due to a colder winter.

Natural gas sales in the rest of Europe (6.84 billion cubic meters) increased by 2.17 billion cubic meters (up 46.5%), due to: (i) the progressive coming on line of long-term supply contracts to natural gas market operators (1.14 billion cubic meters); (ii) the start-up in the second half of 2002 of LNG supplies to the Spanish electricity company Iberdrola (0.37 billion cubic meters); (iii) the increase in natural gas trading activities in the North Sea (0.53 billion cubic meters); (iv) the start-up of sales to the Turkish market through the Blue Stream pipeline in February 2003 (0.1 billion cubic meters).

In order to meet the medium and long-term demand of natural gas in particular of the Italian market, Eni entered into long-term purchase contracts with operators in producing countries that have a residual average term of approximately 17 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 9.8, Norway 6, LNG from Nigeria 1.5) by 2008. The average annual minimum quantity is approximately the 85% of said quantities. In the medium and long-term the development of natural gas demand in Italy and the evolution of the regulatory framework might represent a risk in the management of take-or-pay contracts. For 2003 in particular, Eni evaluates that this risk concerns about one billion cubic meters recoverable in the following three years.

As for the regulatory framework, natural gas imports for the next few years have been programmed based on the highest flexibility allowed by such contracts, assuming that access capacity to the Italian gasline network will be available in accordance with said flexibility. In fact, take-or-pay contracts entered by Eni before 1998 envisage Eni’s right to withdraw daily amounts larger than the average daily contractual amount; this contractual flexibility provided by the difference between the maximum daily amount Eni is entitled to and the average contractual daily amount is used in particular in winter. In case of congestion at entry points, Eni’s assumption may be

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

inconsistent with the current network code as established by the Authority for Electricity and Gas with decision No. 137/2002, also taking into account the claims filed by Eni and other operators. A negative outcome of this matter could adversely affect Eni’s results of operations up to a significant extent.

Sales in secondary distribution

Sales of natural gas in secondary distribution in Italy (5.04 billion cubic meters) increased by 0.28 billion cubic meters, up 5.9%, due to increased consumption and the 150,000 units increase in the number of customers served over June 30, 2002 (5.76 million as of June 30, 2003). Municipalities served were 1,205 at June 30, 2003 (1,197 at December 31, 2002).

Sales in secondary distribution outside Italy (2.43 billion cubic meters) increased by 0.49 billion cubic meters, up 25.3% due to increased consumption, mainly in Hungary.

With an outlay of euro 17 million, Eni acquired the remaining 49% interest in Fiorentina Gas Vendita SpA, a company selling natural gas and relevant services to customers. Eni now owns 100% of this company.

Natural gas sales	(billion cubic meters)

		First half

2002		2002	2003	% Ch.

52.56	Italy	29.39	28.96	(1.5)
25.14	Wholesalers	15.88	14.60	(8.1)
7.93	of which for secondary distribution	4.76	5.04	5.9
27.42	End customers	13.51	14.36	6.3
14.33	Industrial users	7.29	6.78	(7.0)
13.09	Thermoelectric	6.22	7.58	21.9
9.90	Rest of Europe (1)	4.67	6.84	46.5
62.46	Sales in primary distribution	34.06	35.80	5.1
3.79	Sales in secondary distribution outside Italy	1.94	2.43	25.3
2.87	Europe	1.52	1.95	28.3
0.92	Outside Europe	0.42	0.48	14.3
66.25		36.00	38.23	6.2

(1)	From 2003 the Gas & Power segment manages trading activities of natural gas, mainly in the North Sea, which were formerly performed by the Exploration & Production segment. In order to allow a homogeneous comparison natural gas volumes sold in 2002 and in the first half of 2002 were increased by 1.70 and 0.81 billion cubic meters respectively.

Transmission

In the first half of 2003 Eni input 39.91 billion cubic meters of natural gas into the Italian network (Rete Nazionale Gasdotti), an increase of 0.6 billion cubic meters, up 1.5% over the first half of 2002, due mainly to increased demand for natural gas resulting from higher consumption in electricity generation due to the start-up of

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

operations in some Enel combined cycle power stations and increased consumption by residential and commercials users due to a colder winter, whose effects were offset in part by lower volumes destined to storage. Natural gas volumes transported on behalf of third parties (12.18 billion cubic meters) increased by 2.84 billion cubic meters, up 30.4% due in particular to higher volumes transported on behalf of Italian operators.

Natural gas volumes transported(1)	(billion cubic meters)

		First half

2002		2002	2003	% Ch.

54.56	On behalf of Eni’s primary distribution(2)	29.97	27.73	(7.5)
19.84	On behalf of third parties	9.34	12.18	30.4
8.28	Enel	3.66	4.58	25.1
5.34	Edison Gas	2.43	3.95	62.6
3.16	Plurigas	1.67	1.66	(0.6)
3.06	Others	1.58	1.99	25.9
74.40		39.31	39.91	1.5

(1)	Include volumes input to storage and to the domestic network.

(2)	Volumes input by Eni include natural gas consumed in operations by Snam Rete Gas.

Development activities

Unión Fenosa Gas

After obtaining the relevant authorizations from European antitrust authorities and the Spanish Government, in July Eni finalized the purchase of a 50% interest in Unión Fenosa Gas, a subsidiary of Unión Fenosa SA with an outlay of euro 441 million. The transaction was achieved through a capital increase of Unión Fenosa Gas of euro 16 million (corresponding to 50% of its share capital after the increase) fully paid by Eni with a surcharge of euro 425 million.

Unión Fenosa Gas is active in natural gas supply and sale to final users and to power generation companies. It holds a 25-year supply contract, with an option for a 25-year extension, involving 4 billion cubic meters per year with the Egyptian Natural Gas Holding Company (EGAS) and a supply contract for about 2.5 billion cubic meters/year for Unión Fenosa SA’s combined cycle power stations. It is also present in LNG through its participation to the construction of a liquefaction plant with a capacity of over 7 billion cubic meters per year near Damietta, on the Egyptian coast. In addition it is participating in the construction of a new liquefaction plant in Oman, which is expected to start operations from 2006. It also holds a 19% and a 45% interest in the Reganosa and Sagunto regasification plants, under construction.

Unión Fenosa Gas targets a 13% share of the Spanish gas market which is expected to increase by an average of about 10% per year in the next five years and to reach 42 billion cubic meters by 2010.

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

Hungary

After the concession of authorisations by relevant authorities, in July Tigaz (a subsidiary in which Eni holds 50% interest) finalized the purchase of a majority stake in four natural gas distribution companies (Mol-Gàz, Zsàmbèrkgàz, Gerecsegàz and Turulgàz) active in the central-northern areas of Hungary from the Hungarian national company MOL for approximately euro 68 million. These companies supply an aggregate of 150,000 customers distributing 400 million cubic meters/year of natural gas to 407 municipalities in the north eastern areas of Hungary. This transaction will strengthen Tigaz position in the natural gas distribution market.

Blue Stream

The transport system is ready for operations since December 30, 2002. Supplies to Botas started in February 2003. Botas suspended its withdrawals in March (during the first six months of operation Botas is not obliged to withdraw a minimum amount) and started again in August. Management expects that Botas will withdraw in the rest of the year the minimum volumes contracted for 2003 (approximately 800 million cubic meters, of which 400 net to Eni). Volumes transported and marketed will increase in future years and are targeted to about 16 billion cubic meters per year (8 billion net to Eni).

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

power generation

In the first half of 2003, sales of electricity amounted to 2,510 gigawatthour, of which approximately 37% to other Eni segments, with a decline of 95 gigawatthour over the first half of 2002, down 3.6% due to the planned maintenance standstill of the Taranto power station. Eni sold 1,652 gigawatthour of purchased electricity to eligible customers (up 862 gigawatthour), about twice as much as in the first half of 2002 due to the increase in the number of customers. Sales of steam amounted to 4,630,000 tonnes, decreasing by 363,000 tonnes, down 7.3%, due to lower production at Ravenna and Brindisi resulting from lower withdrawals from end customers.

Sales

		First half

2002		2002	2003	% Ch.

5,004	Electricity sold (gigawatthour)	2,605	2,510	(3.6)
1,744	Electricity trading (gigawatthour)	790	1,652	109.1
9,302	Steam (thousand tonnes)	4,993	4,630	(7.3)

In April in Brindisi, work started for the construction of a new combined cycle power station, with an installed capacity of about 1,170 megawatt, which will become Eni’s most advanced power station in operation or under construction. This power station will be made up of three power units and is targeted to produce about 10 billion kilowatthour/year as well as steam for industrial use. It will be fired with natural gas, by means of a 14-kilometer long connection to the Italian network. Capital expenditure for the construction of this power plant amounts to about euro 550 million including the connection. The completion of the first of the three units are expected by the spring of 2005.

On July 5, 2003 firing started of the first unit of the new combined cycle power station in Ferrera Erbognone. With a total capacity of 1,030 megawatts this power station is targeted to produce initially 7 billion kilowatthour/year, The Provisional Acceptance Certificate for the first 390 megawatt unit is expected in November 2003, commercial operations in spring 2004. During 2004 the other two units (390 and 250 megawatts, respectively) will be completed.

Work continued at the Ravenna power plant for the construction of two new combined cycle units with a capacity of about 780 megawatts. The first unit is expected to be completed in March 2004.

In April work started at the Mantova power station for the construction of two new cogeneration units with a capacity of about 390 megawatts each fired with natural gas. They are expected to start operations in the first half of 2005.

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

Capital expenditure

In the first half of 2003, capital expenditure in the Gas & Power division totaled euro 660 million, increasing by euro 322 million over the first half of 2002, up 95.3%, relating in particular to: (i) the construction of power stations (euro 228 million), in particular the Ferrera/Erbognone (Sannazzaro) and Ravenna power stations; (ii) the construction of the Greenstream gasline that will carry natural gas from Libyan fields (euro 152 million); (iii) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 151 million); (iv)development and maintenance of urban networks in Italy (euro 118 million).

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

refining & marketing

Supply and trading

In the first half of 2003, a total of 29.81 million tonnes of oil were purchased (29.31 million in the first half of 2002), of which 16.23 million tonnes from Eni’s Exploration & Production segment, 7.67 million from producing countries under long-term contracts and 5.91 on the spot market. The geographic sources of oil purchased were the following: 27.3% came from West Africa, 20.8% from North Africa, 20.0% from the North Sea, 11.4% from countries of the former Soviet Union, 10.9% from the Middle East, 7.5% from Italy and 2.1% from other areas. Some 14.59 million tonnes were resold, representing an increase of 1.68 million tonnes, up 13%, over the first half of 2002. In addition, 2.24 million tonnes of intermediate products were purchased (2.34 in the first half of 2002) to be used as feedstocks in conversion plants and 7.51 million tonnes of refined products (8 in the first half of 2002) sold on markets outside Italy (5.04 million tonnes) and as a complement to own production on the Italian market (2.53 million tonnes).

Refining

Refinery intake processing in Italy and outside Italy (17.15 million tonnes) declined by 1.51 million tonnes, down 8.1%, due mainly to the finalization in 2002 of agreements concerning the Priolo refinery5. The overall balanced capacity utilization rate of wholly owned refineries was 97% (92% in the first half of 2002). About 36% of all oil processed came from Eni’s Exploration & Production division (39.1% in the first half of 2002).

Distribution of refined products

Sales of refined products (24.32 million tonnes) decreased by 1.32 million tonnes, down 5.1%; due in particular to lower sales in Italy to the petrochemical sector, oil companies and traders (overall one million tonnes), due to lower availability resulting from the agreements related to the Priolo refinery, and lower wholesale sales (0.22 million tonnes).

Retail sales in Italy and the rest of Europe (6.71 million tonnes) were stable as compared to the first half of 2002 (6.70 million tonnes).

Retail sales in Italy

Retail sales in Italy (5.38 million tonnes) decreased by 100,000 tonnes, down 1.8%, due to the sale/closure of service stations offset in part by higher sales on Eni’s main network also resulting from the market success of the new BluDiesel product. In the first half of 2003 retail market share decreased by 1 percentage point from 37.5 at year-end 2002 to 36.5%. Average throughput was 871,000 liters (821,000 liters in the first half of 2002, up 6.1%).

(5)	In October 2002 the Priolo refinery was conferred to Erg Raffinerie Mediterranee Srl (Eni’s interest 28%).

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

At June 30, 2003, Eni’s retail distribution network consisted of 7,500 service stations (about 50% wholly owned), a 210 unit decrease over December 31, 2002, due to the finalization of sale contracts defined in 2002 (106 service stations) and the conclusion of lease contracts (104 service stations).

In July 2003 approximately 200 IP branded service stations started selling the new Plus 98 gasoline, a high quality product in terms of performance, efficiency and cleanliness of engines. Before year end the new products is expected to be sold in an increasing number of IP branded service stations.

Retail sales outside Italy

Sales of refined products on retail markets in the rest of Europe (1.33 million tonnes) increased by 110,000 tonnes, up 9%, due to the purchase of service stations in France and central-eastern Europe finalized in the second half of 2002 and in Spain and Germany finalized in the first half of 2003 (a total of 287 units); sales on retail markets in Brazil and Africa declined by 220,000 tonnes, down 27.8% due to the sale of African assets in late 2002 and the effects of restructuring in Brazil.

At June 30, 2003, Eni’s retail distribution network outside Italy consisted of 3,187 service stations, with an increase of 135 units over December 31, 2002, due to purchases in Germany and Spain related to the finalization of agreements initiated in 2002 and early 2003, offset in part by the closure of service stations, mainly leased ones, in Brazil.

Within its strategy of selective development in areas with consolidated presence and interesting growth prospects, in January 2003 Eni signed an agreement for the purchase from Saras Energia SA (a company belonging to the Spanish group Saras) of its refined products distribution network in Spain consisting of 130 service stations,

Petroleum products availability	(million tonnes)

		First half

2002		2002	2003	% Ch.

	Italy
30.09	Products processed in wholly-owned refineries	15.34	12.26	(20.1)
(1.88)	Products processed for third parties	(0.96)	(0.80)	(16.7)
6.27	Products processed in refineries not owned(1)	2.74	4.14	51.1
(1.91)	Products consumed in operations and losses	(0.93)	(0.80)	(14.0)
32.57	Products available	16.19	14.80	(8.6)
6.06	Purchases of finished products and change in inventories	2.68	3.13	16.8
(5.56)	Finished products transferred to foreign cycle	(2.36)	(2.79)	18.2
33.07	Products sold	16.51	15.14	(8.3)
	Outside Italy
2.98	Products available	1.41	1.41	0.0
10.41	Purchases and change in inventories	5.36	4.98	(7.1)
5.56	Finished products transferred from Italian cycle	2.36	2.79	18.2
18.95	Products sold	9.13	9.18	0.5
52.02	Sales in Italy and outside Italy	25.64	24.32	(5.1)

(1)	Includes processing at the Milazzo refinery and from October 2002 also processing at the Priolo refinery.

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

with an overall throughput of about 320 million liters/year and a storage site with a capacity of about 56 million liters located in Gijón, in northern Spain. After this purchase Eni ranks fourth among oil companies in Spain with a 5% market share.

Wholesale sales and other sales

Sales on wholesale markets in Italy (4.98 million tonnes) decreased by 220,000 tonnes, down 4.2%, due mainly to lower sales of fuel oil related in particular to its substitution with natural gas in the firing of power stations. Market share decreased by 1.1 percentage point from 25.6 in 2002 to 24.5%.

Sales to the petrochemical sector in Italy (1.41 million tonnes) decreased by 820,000 tonnes, down 36.8%, due mainly to lower availability of specific refinery products resulting from the agreements on the Priolo refinery, while other sales (3.37 million tonnes) decreased by 230,000 tonnes, down 6.4%, this decline concerned mainly sales to oil companies and traders.

Outside Italy, wholesale sales (3.01 million tonnes) increased by 400,000 tonnes, up 15.3%, mainly due to higher sales in Germany and Spain. Other sales (4.27 million tonnes) decreased by 240,000 tonnes, down 5.3%.

LPG

Retail and wholesale sales in Italy (380,000 tonnes) decreased by 20,000 tonnes, down 5%, while market share decreased from 20.9% at the end of 2002 to 19.6%.

Outside Italy, wholesale sales amounted to 890,000 tonnes with an increase of 30,000 tonnes, up 3.5% due to increased consumption. Market share in Brazil was 21.6% (21.3% at the end of 2002) and in Ecuador was 38.6% (37.5% at the end of 2002).

Sales of petroleum products in Italy and outside Italy	(million tonnes)

		First half

2002		2002	2003	% Ch.

11.14	Retail sales	5.48	5.38	(1.8)
10.64	Wholesale sales	5.20	4.98	(4.2)
21.78		10.68	10.36	(3.0)
3.82	Petrochemicals	2.23	1.41	(36.8)
7.47	Other sales (1)	3.60	3.37	(6.4)
33.07	Sales in Italy	16.51	15.14	(8.3)
2.57	Retail rest of Europe	1.22	1.33	9.0
1.44	Retail Africa and Brazil	0.79	0.57	(27.8)
5.65	Wholesale sales	2.61	3.01	15.3
9.66		4.62	4.91	6.3
9.29	Other sales (1)	4.51	4.27	(5.3)
18.95	Sales outside Italy	9.13	9.18	0.5
52.02		25.64	24.32	(5.1)

(1)	Includes bunkering, consumption for electricity production and sales to oil companies.

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

Capital expenditure

In the first half of 2003, capital expenditure amounted to euro 301 million, increasing by euro 101 million, up 50.5%, over the first half of 2002 and concerned: (i) refining and logistics (euro 113 million) aimed in particular at upgrading plants; (ii) the upgrade of the network for the distribution of refined products in Italy and outside Italy (euro 78 million); (iii) the purchase of service stations in Europe (euro 86 million, concerning mainly purchases in Spain and Germany). Expenditure on compliance with regulations on health, safety and the environment amounted to euro 28 million (9.3% of the total).

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

petrochemicals

Market

In the first half of 2003 the demand for petrochemical products was affected by the slowdown of world economy, whose effects were increased by the chronic overcapacity of this segment and by the competitive pressure of producers in the Middle East and South East Asia, who benefit from a lower cost structure than European producers. In this situation the recovery of margins of petrochemical products registered in the first half of 2003 was due to the fact that in the first half of 2002 margins reached their lowest historical levels and also to the sharp decline of prices in euro of oil-based feedstocks, as compared to a slower decline of prices of products in the second quarter of 2003. Forecasts for the rest of the year indicate a slight recovery of demand while margins are under the threat of price increases in oil-based feedstocks.

The prices of Eni’s principal products increased on average by 15%; the main increases concerned intermediates (up 31%), aromatics (up 28.4%, especially benzene), olefins (up 22.2%, in particular butadiene and propylene), styrenes (up 11.3%, in particular styrene) and polyethylenes (up 9.3%, in particular LDPE and LLDPE).

Sales — production

Sales of petrochemical products (2,625,000 tonnes) decreased by 239,000 tonnes, down 8.3%, due to a generally weak demand, in particular in the second quarter of 2003. Production (3,589,000 tonnes) decreased by 47,000 tonnes, down 1.3%.

The average capacity utilization rate calculated on nominal capacity decreased by 2.3 percentage points (from 77 to 74.7%), this decline concerned in particular basic petrochemicals and elastomers, while the utilization rate of styrene plants increased.

About 37.5% of total production was directed to Eni’s own production cycle (36.4% in the first half of 2002). Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered about 38% of requirements in the first half of 2003 (53% in the first half of 2002).

Basic petrochemicals

Sales of basic petrochemicals (1,394,000 tonnes) decreased by 89,000 tonnes, down 6%, due to lower olefin sales related to a decline in demand for downstream products and lower product availability at Dunkerque (in particular ethylene down 20% and propylene down 8%), due to plant standstills related to problems with workers’ unions, and aromatics (in particular benzene down 13%).

Basic petrochemical production (2,120,000 tonnes) decreased by 83,000 tonnes, down 3.8%, mainly in olefins (down 4.3%) and intermediates (down 9.3%), the latter due to the planned standstill of the phenol plant in Mantova.

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

Styrene and elastomers

Styrene and elastomer sales (581,000 tonnes) declined by 20,000 tonnes, down 3.3%, due in particular to declines in styrenes related to weak demand (ABS-SAN down 9% and compact polystyrene down 5%); elastomer sales were stable due to a favourable trend in BR and SBR rubbers and latices (which increased between 2 and 4%), whose effects were offset by the decline in sales of thermoplastic rubber (down 5%).

Production (814,000 tonnes) increased by 32,000 tonnes, up 4.1%. This increase concerned in particular styrene. In elastomers the slight increases in production of latices and SBR rubbers were offset by the decline in production of thermoplastic rubbers in line with decreasing demand.

Procedure for the sale of elastomers

The procedure for the sale of the elastomer business reached the final phase of interest for five production plants; Ravenna and Champagnier are not included in this procedure. Negotiations will proceed separately for the following plants and production sites: (i) Baytown (Houston, Texas); (ii) Hythe (United Kingdom); (iii) Grangemouth (United Kingdom); (iv) ethylene-propylene rubber plant in Ferrara; (v) nitrylic rubber plant in Porto Torres. None of the mentioned plants is integrated with the Ravenna plant, which is going to be restructured through a plan of efficiency improvement and production line selection aiming at restoring profitability, given operating losses of the past few years which at present show a structural character. This plan will imply a deep organizational and productive reorganization.

Product availability	(thousand tonnes)

		First half

2002		2002	2003	% Ch.

4,304	Basic petrochemicals	2,203	2,120	(3.8)
1,538	Styrene and elastomers	782	814	4.1
1,274	Polyethylene	651	655	0.6
7,116	Total petrochemical products	3,636	3,589	(1.3)
(2,607)	Products consumed and lost	(1,323)	(1,347)	2.0
984	Purchases and change in inventories	551	383	(30.5)
5,493		2,864	2,625	(8.3)

Sales	(thousand tonnes)

		First half

2002		2002	2003	% Ch.

2,894	Basic petrochemicals	1,483	1,394	(6.0)
1,151	Styrene and elastomers	601	581	(3.3)
1,448	Polyethylene	780	650	(16.7)
5,493		2,864	2,625	(8.3)

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

Polyethylene

Sales of polyethylene (650,000 tonnes, including 50,000 tonnes of purchased products) decreased by 130,000 tonnes, down 16.7%, due to a decline in demand which concerned all products (with declines ranging from 24 to 11%), except for EVA, which increased by 13%.

Production (655,000 tonnes) increased by 4,000 tonnes, up 0.6%. This increase, in light of declining sales, reflects the intention to increase stocks before the planned standstill of Priolo expected in the second half of 2003.

Capital expenditure

In the first half of 2003, capital expenditure amounted to euro 47 million, with a decrease of euro 11 million, down 19% and concerned in particular actions for safety and environmental regulations (for a total of euro 20 million), actions for the improvement of efficiency of the Priolo and Porto Marghera crackers (for a total of about euro 10 million).

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

oilfield services and engineering

Marketing performance

In the first half of 2003, oilfield services activities benefited from the positive trend of the demand for services from oil companies which concerned all of its business areas. Profitability in the key Offshore construction area was however affected by the increasing share of EPIC (Engineering, Procurement, Installation, Commissioning) contracts which do not foresee the use of vessels in their initial phases. In engineering the demand for plant and equipment was weak due to uncertainties in the prospect of future recovery of world economy, which led many important companies to review their capital expenditure decisions.

In the first half of 2003 orders acquired (euro 3,319 million) increased by euro 148 million, up 11% as compared to the first half of 2002. Of these 92% related to work to be carried out outside Italy, while 13% represented work originated by Eni companies. Eni’s order backlog (euro 10,619 million at June 30, 2003) increased by euro 554 million over December 31, 2002, up 5.5%. Orders from Eni companies amounted to 14% of the total, while projects to be carried out outside Italy amounted to 81%.

Orders acquired and order backlog	(million €)

		First half

2002		2002	2003

	Orders acquired
5,454	Oilfield services	1,865	2,530
2,398	Engineering	1,306	789
7,852		3,171	3,319
	Order backlog
5,158	Oilfield services	3,394	5,820
4,907	Engineering	4,725	4,799
10,065		8,119	10,619

Among the most significant orders won are:

in oilfield services:

in the Offshore construction area Eni acquired contracts with a total value of dollar 980 million in West Africa: (i) a turnkey contract by the Nigerian National Petroleum Corporation/Mobil Producing Nigeria Unlimited joint venture, for the East Area Additional Oil Recovery Project which includes engineering, procurement, construction and installation of three platforms for a total weight of approximately 3,500 tonnes and the laying of approximately 160 kilometers of underwater pipelines. The offshore installation phase will be carried out mainly by the Castoro 8 vessel between the end of 2004 and the first half of 2005; (ii) in a consortium with other operators a contract for the execution of the extension of the Amenam field facilities, 60 kilometers offshore Bonny by Elf Petroleum Nigeria Ltd. The contractual scope of work comprises engineering, procurement, construction and installation of a platform and a mooring system. The Castoro 8 vessel will carry out the installation phase between late 2004 and the end of 2005; (iii) a turnkey contract for the construction of facilities in the Kizomba B Project related to the development of the Kissanje and Dikanza fields in the deep offshore of Angola (Block 15). The contract awarded by Exxon Exploration

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

Angola includes engineering, procurement, construction and installation of pipes and SURF facilities (Subsea Umbilical Risers Flowlines) connecting the underwater wells to an FPSO vessel developing the fields at water depths of approximately 1,100 meters. In addition Eni will carry out the installation of mooring systems for the FPSO unit. An FDS (Field Development Ship) will perform the installation between the third quarter of 2004 and the third quarter of 2005; (iv) in a consortium with other operators a turnkey contract for the construction of the topsides of a FPSO unit for the Dalia oil field in the deep offshore of Angola by TotalFinaElf E&P Angola. The contract includes engineering, procurement, fabrication and assembling of the production system. The contract is expected to be terminated by the third quarter of 2006.

In the Offshore drilling area: (i) a contract employing the semi-submersible drilling rig Scarabeo 7 for the development of the Erha field offshore Nigeria by Esso Exploration & Production Nigeria Ltd. The contract has an estimated duration of approximately three years. The client has the option to extend the contract for a further period of up to one and a half years. Activities are expected to start during the second quarter of 2003; (ii) a contract concerning the utilisation of Scarabeo 6 for drilling in the Norwegian sector of North Sea by TotalFinaElf Exploration Norge AS. Work under this contract started in February and is expected to last six months; (iii) a contract involving the utilisation of the jack-up Perro Negro 4 on workover activities on Belayim field offshore Egypt by Petrobel. The contract will last up to the end of 2004. The three contracts together have a value of dollar 170 million.

In the Liquefied natural gas area: a turnkey contract in joint venture with the engineering companies Tecnimont and Sofregaz for the construction of the Guangdong LNG regasification terminal in the Peoples Republic of China on account of a consortium comprising the Chinese state company CNOOC, BP and other partners. The contract includes engineering, procurement, construction and startup of the regasification terminal, including the site preparation, two LNG storage tanks, and the associated marine works. The contract is due to receive formal approval by Chinese local authorities. The project is expected to be completed by mid 2006 and is going to be the first LNG import terminal project to be built in China.

In the Onshore construction area: a turnkey contract for the construction of an onshore oil and gas pipeline system associated with the Sakhalin II Development project in the Sakhalin island in the Ohotsk Sea facing eastern Siberia, in a consortium comprising Saipem (leader), Starstroi, LUKoil-Neftegazstroy and Amec Spie Capag. The contract, awarded by the Sakhalin Energy Investment Company, covers engineering, procurement and construction (EPC) of a onshore pipeline system connecting the Piltun-Astkhskoye and Lunskoye fields north-west of Sakhalin to a liquefied natural gas plant and an oil export terminal located in the southern part of the island. The oil and gas pipeline network will be about 800-kilometer long. The completion of activities is expected in the second half of 2006.

In April 2003 after obtaining authorisation from the Indian Authorities the purchase was finalized of IDPE (International Development Process and Engineering), an Indian engineering company located in Chennai, in the Tamil Nadu state, for a total of approximately dollar 3 million. IDPE, a company employing 210 engineers, provides a variety of engineering services for oil and gas projects, namely basic and detailed engineering, procurement services, construction supervision and commissioning

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

assistance. This acquisition allows Saipem to further strengthen its engineering capabilities.

In engineering:

in the Refining and gas area: from Saudi Aramco a turnkey contract for the construction of catalytic reforming and isomerization plants for changing the structure of hydrocarbons and improving the features of gasolines, with a production capacity of 40,000 and 15,000 barrels/day respectively.

In the Upstream area an EPC contract for the construction of a plant for the treatment of gas and the stabilisation of condensates from the offshore Bahr Essalam field at Mellitah, on the Libyan coast for Agip Gas BV. The plant, which will have three trains with a total capacity of 6.6 billion cubic meters/year, will include sweetening, dehydration, SRU and fractioning of LNG, storage and utilities. This plant and its offsite facilities are integrated with the gas treatment units related to the production of the onshore Wafa field.

In the Chemicals and fertilizers area a contract for the construction of a gasification plant included in a wider project for the construction of a plant for the regasification of TAR from visbreaker for the production of syngas, feeding a 250 megawatt generator of electricity (not included in the project) for Eni’s Sannazzaro refinery. This plant is based on a technology owned by an oil company.

Project high speed/high capacity train tracks from Milan to Bologna.

Within the project for the construction of the tracks for high speed/high capacity trains from Milan to Bologna an addendum to the contract is in the negotiation phase between Cepav Uno (in which Eni holds a 50.36% interest) and TAV SpA. The addendum intends to redefine the terms and conditions of the contract following the delays in the contract’s execution due to the need to coordinate construction works and existing infrastructure. This led to a new plan for the continuation of works and to technical changes requested by the parties (namely local administrations) involved in the project. The renewed project was divided into five functional stages that are expected to be completed between the spring of 2006 and late 2008. The consortium has been awarded a lump sum payment related to the new terms and conditions and a further payment related to the 26 changes and alterations agreed.

Capital expenditure

In the first half of 2003, capital expenditure amounted to euro 142 million, increasing by euro 32 million over the first half of 2002, up 29.1%, and concerned mainly oilfield services (euro 133 million) in particular: the completion of the Mystras FPSO to be employed in the Okono/Okpoho fields in Nigeria (euro 36 million), the completion of the conversion of Maxita into the new Saipem 3000 pipe laying and rig laying vessel (euro 26 million) and the completion of interventions on the semisubmersible drilling rig Scarabeo 5 (euro 19 million).

ENI
REPORT ON THE FIRST HALF OF 2003
OPERATING REVIEW

research and development

Main results

In the first half of 2003, Eni invested euro 81 million in research and development (euro 86 million in the first half of 2002). Technologies transferred to the industrial level were numerous, while others are in an advanced development phase.

In the Exploration & Production segment, the main research areas were:

•	Expandable screen technology, which allows to control sand production in a well. In the first half of 2003 three wells in open hole were completed and yielded interesting results. Other three open hole installations are expected to be completed before year end in Italy (for natural gas storage) and Nigeria (oil);

•	Prevention of corrosion by means of fiber reinforced plastic pipes, employed in the Ragusa field instead of steel pipes, which were employed in the past and showed corrosion risk due to the presence of CO2. Savings obtained from this application in terms of accident prevention and production loss correspond to approximately 1% of the field’s annual production. This is the first installation for the transport of crude oil of this kind in Italy;

•	a proprietary zeolite was identified with significant capacity of absorbing nitrogen and carbon dioxide from natural gas.

Some technologies entered the development phase:

•	Field monitoring and reservoir management through Time-lapse activities, Time-lapse seismic (a 3D seismic repeated over time also called 4D seismic) proved to be an efficient tool for reservoir monitoring and management and positively influences business. The industrialization of the Eni Time-lapse project was consolidated after a long research phase and application testing all over the world. At present this method is used in some fields in the United Kingdom and the USA;

•	Improvement of the petrophysical characterization of reservoirs by means of neural networks, NN codes were developed by central research and inserted in a commercial code (GeoFrame) which is routinely used and provides a high quality interpretation of the reservoir’s petrophysics.

Among the technologies under development worth mentioning are: flow assurance techniques (such as pipe in pipe) for deep water operations and for floating production systems. Various actions were performed in order to define and optimize non-damaging drilling and completion fluids and to identify formulas for advanced wells fluids.

In the Gas & Power segment the objective of safety and efficiency of the transmission network led to cooperation with Italian universities and with international organizations such as the European group for research on natural gas (GERG). Underway are research projects on non destructive systems for the identification of corrosion, methods for analyzing safety and reliability of gas transmission networks, with specific reference to unstable areas. Further research work concerned the setup of a floating LNG plant integrated for the production, storage, transmission and regasification of natural gas and the improvement of pipe soldering and laying techniques.

ENI
REPORT ON THE FIRST HALF OF 2003
RESEARCH AND DEVELOPMENT

In the Refining & Marketing segment, work continued for the manufacture of refined products (gasoline, diesel fuel and lubricants) with high quality and low environmental impact. With reference to the issue of conversion of gas to liquids (GTL) cooperation continues with the Institut Français du Pétrole (IFP) for the development of a wax technology via Fischer-Tropsch and the related wax upgrading via hydrocracker.

In the Petrochemical segment, research concerned the improvement of processes, with particular attention to catalytic systems in order to produce polymers (polyethylene, styrene, elastomers) with better characteristics and lower costs, in particular by maximising the use of low cost feedstocks giving rise to few by-products. Relevant intersegment projects continued such as:

•	EST (Eni Slurry Technology) aimed at allowing the treatment and upgrading of heavy crudes while eliminating the formation of fuel oil, a polluting and little valued by-product. A demonstration unit is being built in Taranto in order to bring this technology to industrial application;

•	innovative technologies for the manufacture of gasoil with less than 10 ppm of sulphur, also aimed at a significant reduction of particulate in exhaust gases;

•	innovative technologies for the production of hydrogen for powering vehicles and for stationary use, including a new process for the production of hydrogen with CO2 confinement;

•	advanced technologies for the transmission of gas in pipe, with the construction of test pipelines in high grade steel for the high capacity transmission of gas on long distances at high pressure;

•	technologies for the confinement and management of sulphur in oil and gas fields.

During the six-month period, 18 applications for patents were filed in Italy (17 in the first half of 2002).

ENI
REPORT ON THE FIRST HALF OF 2003
RESEARCH AND DEVELOPMENT

other information

Activities of the Audit Committee

The Audit Committee holds functions of supervision and proposal in the area of monitoring general management issues.

In the course of 2003 the Audit Committee, which convened 8 times, has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing actions; (iii) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for audit companies to examine the essential features of fiscal year 2002 financial statements with specific reference to extraordinary transactions and relations among functions entrusted with controls in Eni SpA and its subsidiaries; (iv) monitored the development of the operational model of the internal audit function; (v) examined the issues related to the option of appointing to additional functions companies belonging to the network of the Group’s principal auditors, expressing its opinion; (vi) met with the Group’s principal auditor in order to discuss the issues related to new US legislation, including those pertaining directly to the review of the Audit Committee’s function; (vii) examined and monitored the activities devised by Eni for complying with the rules introduced by Legislative Decree 231/2001 as amended; (viii) defined the additional functions that can be assigned to external auditors; (ix) examined the information available on professional fees for the external audits of statutory financial statements of Group companies for 2002.

Activities of the Compensation Committee

The Compensation Committee overviews the criteria used in determining compensation of the Group’s top management, proposes incentive schemes and the yearly remuneration of the Chairman and Managing Director.

In 2003, the Compensation Committee met three times and accomplished the following: (i) reviewed the objectives of the 2003 Group Incentive Plan and the results of the 2002 plan, also with reference to the proposal to the General Shareholders’ Meeting to allow the Board of Directors to dispose of own shares for the 2003-2005 stock grant plan; (ii) reviewed the structure of the 2003 Stock Option and Stock Grant Plans to be approved by the Board of Directors; (iii) reviewed the results of 2002 in order to determine the variable part of the remuneration of directors and the proposed variable part of the remuneration of the Chairman and Managing Director; (iv) reviewed the guidelines and criteria of the remuneration policy for Group managers.

ENI
REPORT ON THE FIRST HALF OF 2003
OTHER INFORMATION

Oil & Gas Committee

The Oil & Gas Committee holds functions of supervision and monitoring of general trends of oil and gas markets. In 2003, the Oil & Gas Committee met three times and examined: (i) the issue “Hydrocarbons in the Caspian basin: problems and perspectives” with particular focus on the various options for the transport of hydrocarbons from Eni’s production sites in Kazakhstan. In this light the discussion concerned the market, economic and geopolitical factors of each transmission route. Conclusions reached will be furthered with focused actions; (ii) the issue: “Eni’s Growth options on external lines”. The Committee examined the international oil scenario and the behaviour of main competitors as concerns growth strategies, portfolio and efficiency issues in order to obtain strategic insight concerning Eni’s expansion options at international level in the short, medium and long term.

Transactions with related parties

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in Note 22 to the interim consolidated Financial Statements.

Incentive Plan for Eni Managers with Eni Stock6

Stock grant

Plans for 2000-2001 and 2002

With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating it towards shareholders’ value creation objectives, increasing at the same time their contribution to management of the Company, starting in 2000 Eni created stock grant plans offering for no consideration Eni shares to those managers of Eni SpA and its subsidiaries as defined in art. 2359 of the Civil Code7 (“Group” below) who achieve set individual objectives on a yearly basis. Underwriting is exercisable within one month after the end of the third year from the date of the offer or, if earlier,

(6)	The Shareholders’ Meeting of June 1, 2001 resolved to convert the nominal value of Eni’s shares into euro and to group two shares into one share with nominal value of 1 euro. Consequently it resolved to change the fourth and fifth paragraph of article 5 of Eni’s by-laws which delegate to the Board of Directors the power to increase capital stock by amounts to be offered for no consideration in the case of the stock grant plan and for consideration in the case of the stock option plan. For the sake of clarity all references to decisions of Shareholders’ and Board’s Meetings in 2000 are presented in euro.

(7)	Does not include listed subsidiaries, which have their own Stock Grant plans.

ENI
REPORT ON THE FIRST HALF OF 2003
OTHER INFORMATION

within one month after: (i) the agreed termination of employment; (ii) the loss of control on the part of Eni of the company where the assignee is employed; (iii) the sale of the company or business unit where the assignee is employed to a company not controlled by Eni; (iv) the death of assignee. Stock option rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.

The tax regime to which stock grants are subject is the following: at the time of underwriting the value of shares contributes to the taxable income of employees for tax and pension purposes; the taxable value is calculated on the basis of the arithmetic average of official prices of Eni shares on Mercato Telematico Azionario in the month preceding subscription. Gains realised on the sale of shares are subject to a 12.50% substitute tax.

In application of the 2000-2001 Incentive Plan, Eni’s Shareholders’ Meeting of June 6, 2000 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 3.5 million for no consideration (or about 0.0875% of current capital stock) before July 31, 2001 by issuing 3.5 million shares, nominal value euro 1 per share by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”. On June 21, 2000 and June 7, 2001 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 2 and 1.5 million ordinary shares to be offered for no consideration to those managers that achieved individual preset targets in 1999 and 2000.

In application of the 2002 Incentive Plan, Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 1.5 million for no consideration (or about 0.0375% of current capital stock) before December 31, 2002 by issuing up 1.5 million ordinary shares nominal value euro 1 per share, by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”. On July 2, 2002 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 1.5 million ordinary shares to be offered for no consideration to those managers that achieved individual preset targets in 2001.

Following the Board’s decisions and Eni’s management performance in the 1999-2001 three-year period, Eni assigned underwriting rights expiring after three years from the assignment date; those rights concern 4,317,500 shares (equal to 0.1079% of current capital stock) subdivided as follows: (i) in 2000 a total of 1,428,550 shares; (ii) in 2001 a total of 1,851,750 shares; (iii) in 2002 a total of 1,037,200 shares. At September 5, 2003 a total of 8,150 underwriting rights expired; at the same date 1,808,350 shares had been underwritten (in August 2003, a total of 1,021,150 shares offered in 2000 and 1,900 shares offered in 2001 and 2002). At September 5, 2003, Eni SpA’s share capital amounted to euro 4,002,872,176 represented by 4,002,872,176 shares, nominal value euro 1 each. Of rights existing at September 5, 2003 (2,501,000), a total of 1,495,300 expire in 2004, and a total of 1,005,700 expire in 2005.

ENI
REPORT ON THE FIRST HALF OF 2003
OTHER INFORMATION

2003

Eni’s Shareholders’ Meeting of May 30, 2003 authorized to the Board of Directors to dispose of a maximum of 6.5 million own shares (corresponding to about 0.162% of Eni’s share capital) to assign for no consideration in the 2003-2005 three year period to managers of the Group who have achieved corporate preset targets and conferred to the Board of Directors the power to prepare the annual assignation plans. On June 19, 2003 the Board of Directors approved the Stock Grant Plan for 2003 that entails the assignation for no consideration of up to 1.5 million own shares (corresponding to about 0.0375% of Eni’s share capital) to those managers of the Group who have achieved in 2002 the individual preset targets. Assignations are made within 45 days from the end of the third year from the date of the decision or, if earlier within 45 days from the date of: (i) the agreed termination of employment; (ii) the loss of control on the part of Eni of the company where the assignee is employed; (iii) the sale of the company or business unit where the assignee is employed to a company not controlled by Eni; (iv) the death of assignee. Stock grant rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.

At September 5, 2003 Eni assigned grant rights for no consideration for a total of 1,206,000 own shares. At the same date 800 own shares were assigned.

Stock Option

2002 Plan

Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors the power to sell a maximum of 15 million own shares (or about 0.375% of current capital stock) for Eni’s 2002-2004 Stock Option Plan at a price corresponding to the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of granting to those managers of Eni SpA and its subsidiaries8, as defined in art. 2359 of the Civil Code, who are in the positions that most contribute to the Group’s performance or are of strategic interest for the Group.

The tax regime to which stock options are subject is the following: for the purpose of personal income tax (Irpef) stock option plans are subject to the regime defined by article 48, line 2 letter g-bis of Presidential Decree No. 917/1986; consequently the difference between the price of granting of shares and the market price of shares at the time of exercise does not contribute to personal income. Gains realised on the sale of shares are subject to a 12.50% substitute tax.

On July 2, 2002 the Board of Directors approved: (i) the Stock Option Plan for 2002 which provides for the granting of a maximum of 5 million options for the purchase of own shares (corresponding to 0.125% of Eni’s share capital) in a 1 to 1 ratio; (ii) the criteria for the selection of managers that are to participate in the Plan; (iii) regulations

(8)	Does not include listed subsidiaries, which have their own Stock Grant plans.

ENI
REPORT ON THE FIRST HALF OF 2003
OTHER INFORMATION

for the Plan, and delegated to the Managing Director the selection of the grantee managers on the basis of such criteria, before December 31, 2002. Options provide to grantee the right to purchase Eni shares at the price corresponding to the mentioned average after three year from their granting. In case of: (i) agreed termination of employment; (ii) loss of control on the part of Eni of the company where the grantee is employed; (iii) sale of the company or business unit where the grantee is employed to a company not controlled by Eni; (iv) death of the grantee, the grantee, or his successors, maintain the right to exercise vested options within six months from the event, except for the Managing Director, who maintains the right to exercise the options until July 31, 2010. In case of non agreed termination of employment, chosen by the grantee or Eni, within three years from granting, residual rights expire. Options not exercised before July 31, 2010 expire. Grantees may receive advances from Eni’s brokerage company managing the newly issued shares provided that at the same time the grantees give irrevocable instructions to sell such shares to such company.

At December 31, 2002, a total of 3,518,500 options were offered for the purchase of 3,518,500 own shares at the price euro 15.216 per share, corresponding to said average. At September 5, 2003 a total of 47,500 rights expired; a total of 12,000 rights are exercisable until December 31, 2003.

2003 Plan

On June 19, 2003, exercising the power conferred upon it by the Shareholders’ Meeting of May 30, 2002, the Board of Directors approved: (i) the Stock Option Plan for 2003 which provides for the granting of a maximum of 6 million options for the purchase of own shares (corresponding to 0.1499% of Eni’s share capital) in a 1 to 1 ratio; (ii) the criteria for the selection of managers that are to participate in the Plan; (iii) regulations for the Plan, and delegated to the Managing Director the selection of the grantees on the basis of such criteria, before December 31, 2003. Options provide to grantees the right to purchase Eni shares after three years from granting at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the option granting and the average prices of own shares in portfolio the day before the option granting. In case of: (i) the agreed termination of employment; (ii) the loss of control on the part of Eni of the company where the grantee is employed; (iii) the sale of the company or business unit where the grantee is employed to a company not controlled by Eni; (iv) the death of grantee, the grantee, or his successors, maintain the right to exercise vested options within six months from the event. In case of non agreed termination of employment, chosen by the granting, residual rights or Eni, within three years from granting, residual rights expire. Options not exercised before July 31, 2011 expire. Grantees may receive advances from Eni’s brokerage company managing the newly issued shares provided that at the same time the grantees give irrevocable instructions to sell such shares to such company.

At September 5, 2003, a total of 4,703,000 options were offered for the purchase of the same number of own shares at the price euro 13.743 per share, corresponding to the average price of Eni shares in portfolio at the option granting.

ENI
REPORT ON THE FIRST HALF OF 2003
OTHER INFORMATION

Share buy-back program

In order to increase value for shareholders Eni’s General Shareholders’ Meeting on May 30, 2003, authorized the Board of Directors, in accordance with article 2357 of the Civil Code to continue the share buy-back program up to a maximum of 400 million own shares, nominal value one euro, to a total amount of euro 5.4 billion for a period of 18 months from the Meeting’s date. Both limits include shares in portfolio at the Meeting’s date (224.2 million shares, nominal value one euro, for euro 3,082 million). Purchases will be made on the Mercato Telematico Azionario managed by Borsa Italiana SpA at a price no lower than their nominal value and no higher than 5% over the reference price registered on the banking day preceding each purchase.

Period	No.	average	total	share of
	of shares	cost	cost	capital stock
	million	€/share	million€	%

January 1-September 16, 2003	20.8	13.800	287	0.52
From the beginning of the program (September 1, 2000)	227.4	13.741	3,125	5.68

Subsequent events

Relevant subsequent events concerning operations are found in the operating review.

Management’s expectations of operations

Trends in 2003 of main outside variables that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to increase slightly over 2002 (up 1.4%) due to the recovery of economy in the USA and Asia in the second half of 2003. Eni’s forecast on oil prices in 2003 indicates an average price of Brent of about 28 dollars/barrel (up 12% over 2002) that reflects an hypothesis of prices in the range of 26-28 dollars/barrels in the rest of the year resulting from increased consumption, low stocks and continuing geopolitical tension;

•	in 2003 the euro is expected to remain quite strong as compared to the dollar, due to the adjustment process of imbalances in US economy whose effects are offset in part by the different growth rates in the USA and Europe. Eni forecasts an average euro/dollar exchange rate of about 1.11 dollars per euro, a 17% increase as compared to the average exchange rate of 2002 (1 euro = 0.946 US dollar);

•	demand for natural gas in Italy is expected to increase by over 7% compared to 2002, due to increased consumption from residential and commercial users, due mainly to the effect of weather conditions and for the production of electricity; assuming normal temperatures this increase would be reduced to about 3.5%;

ENI
REPORT ON THE FIRST HALF OF 2003
OTHER INFORMATION

•	refining margins in Europe are expected to recover compared to the depressed levels of 2002. The trend of margins will tend to a progressive decline in the course of 2003 due to a weak demand for refined products, the risk of further increases in the prices of oil-based feedstocks and lessening of contingent pressures (international tension, a cold winter in the northern hemisphere) that had kept margins up in the first part of the year.

The following are the forecasts for the production and sales performance of Eni’s main activities in 2003:

•	daily production of hydrocarbons, net of the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow as compared to 2002 in line with the planned average growth rate for the 2002-2006 period (approximately 6%);

•	volumes of natural gas sold in primary distribution in Italy, assuming that temperatures are normal for the rest of the year, are expected to decline slightly as compared to 2002, expected values take into account in particular a decline in sales to wholesalers and industries, offset by an increase in sales for thermoelectric production. Volumes sold, including secondary distribution in Europe, are expected to increase by 31%;

•	electricity production sold is expected to increase by over 8% as compared to 2002;

•	total refinery processing intake on wholly owned refineries is expected to decline by about 2% due to the progressive coming on line of agreements on the sale of the Priolo refinery (a decline of 7.5 million tonnes by 2006). The overall balanced capacity utilization rate of wholly owned refineries is expected to increase over 2002 (99%);

•	sales of refined products on retail markets in Italy and the rest of Europe are expected to increase. Higher volumes sold in the rest of Europe due to the finalization of the purchase of service stations in Spain, France and Germany defined in 2002 and on Eni’s main network in Italy will be able to offset a decline in Italy due to the effects of the rationalization process. Average throughput is expected to increase, also due to higher sales on Eni’s main network.

In 2003 capital expenditure is expected to amount to approximately euro 8.5 billion; about 95% of these investments will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments.

ENI
REPORT ON THE FIRST HALF OF 2003
OTHER INFORMATION

Accounts for the first half of
2003

balance sheets

(Amounts stated in million €)

June 30, 2002		Note	Dec. 31, 2002	June 30, 2003
(unaudited)			(audited)	(unaudited)

	ASSETS
	Receivables from partners for amounts to be paid Permanent assets:
2,501	Intangible assets	1	3,175	4,065
32,903	Fixed assets	2	33,693	35,545
6,798	Permanent financial assets	3	7,333	7,343
42,202	Total		44,201	46,953
	Working assets:
2,989	Inventories	4	3,200	3,170
14,158	Receivables	5	17,545	14,961
1,330	Marketable securities	6	1,219	1,196
1,429	Cash		1,791	1,518
19,906	Total		23,755	20,845
1,142	Accrued incomes and prepaid expenses	7	987	886
63,250	TOTAL ASSETS		68,943	68,684
	SHAREHOLDERS’ EQUITY AND LIABILITIES
	Shareholders’ equity:
4,002	Capital stock		4,002	4,002
	Share premium reserve
	Revaluation reserves
959	Legal reserve		959	959
2,302	Reserve for Company shares held in portfolio		2,838	3,098
	Statutory reserves
5,607	Other reserves:		4,147	3,653
31	- consolidation reserve		31	31
5,576	- other		4,116	3,622
12,206	Retained earnings		12,556	13,522
2,261	Net income for the period		4,593	3,090
27,337	Total Shareholders’ equity	8	29,095	28,324
1,826	Minority interest	9	2,094	1,354
29,163	Total		31,189	29,678
8,633	Reserves for contingencies	10	8,133	9,287
491	Reserve for employee termination indemnities		507	534
23,972	Payables	11	28,037	28,271
991	Accrued expenses and deferred income	12	1,077	914
63,250	TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		68,943	68,684
	GUARANTEES	13
5,028	Unsecured guarantees		4,981	5,032
7,041	Other guarantees		7,368	6,807
78	Secured guarantees		77	77
12,147	Total		12,426	11,916
11,934	OTHER MEMORANDUM ACCOUNTS	14	17,147	13,944

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

ENI
REPORT ON THE FIRST HALF OF 2003
ACCOUNTS
CONSOLIDATED FINANCIAL STATEMENTS

statements of income

(Amounts stated in million € except per Share and ADS data)

Dec. 31, 2002		Note	First half 2002	First half 2003
(audited)			(unaudited)	(unaudited)

	Production value:	15
63,872	gross sales from operations		31,380	33,573
216	changes in inventories of products in progress, semi-finished and finished products		(23)	31
1,127	change in contract work in progress		555	750
1,080	direct costs associated with self-constructed assets		358	534
1,133	other income and revenues		546	434
67,428	Total		32,816	35,322
	Production costs:	16
25,229	raw, ancillary and consumable materials and goods		12,079	13,021
8,614	services		4,326	4,820
1,454	lease, rental and royalty expenses		757	689
3,346	payroll and related costs		1,570	1,668
	depreciation, amortization and writedowns:
4,966	- depreciation and amortization		2,437	2,334
637	- writedowns		118	315
17	change in inventories of raw, ancillary and consumable materials and goods		2	137
114	allocation for risks		14	42
413	other allocations		173	203
14,092	other operating expenses		6,751	6,945
58,882	Total		28,227	30,174
8,546	Difference between production value and production costs		4,589	5,148
	Financial income and expense:	17
104	income from investments		52	52
2,499	other financial income		1,509	1,520
2,715	interest and other financial expense		1,581	1,602
(112)	Total		(20)	(30)
	Changes in value of financial assets:	17
189	revaluations		77	106
245	writedowns		102	72
(56)	Total changes		(25)	34
	Extraordinary income and expense:	18
369	income		87	349
398	expense		180	194
(29)	Total extraordinary items		(93)	155
8,349	Income before income taxes		4,451	5,307
3,127	Income taxes	19	1,822	1,940
5,222	Income before minority interest		2,629	3,367
(629)	Minority interest in net income	9	(368)	(277)
4,593	Net income		2,261	3,090
1.20 euro	Earnings per Share (based on the weighted-average number of Shares outstanding for each period)	20	0.59 euro	0.82 euro
6.00 euro	Earnings per ADS (based on five Shares per ADS)		2.94 euro	4.09 euro

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

ENI
REPORT ON THE FIRST HALF OF 2003
ACCOUNTS
CONSOLIDATED FINANCIAL STATEMENTS

statements of cash flows

(Amounts stated in million €)

Dec. 31, 2002		First half 2002	First half 2003

	Cash flow from operating activities
4,593	Net income	2,261	3,090
629	Minority interest in net income	368	277
4,962	Depreciation and amortization	2,436	2,333
591	Writedowns (revaluations), net	59	294
96	Net change in other reserves	2	78
33	Net change in the reserve for employee termination indemnities	12	28
(152)	Loss (gain) on disposal of assets, net	(56)	(65)
(32)	Dividend income	(31)	(11)
(322)	Interest income	(169)	(106)
568	Interest expense	307	296
(65)	Unrealized exchange differences	(56)	(17)
29	Extraordinary expense (income), net	93	(155)
3,127	Income taxes	1,822	1,940
14,057	Cash generated from operating income before changes in working capital	7,048	7,982
	(Increase) decrease:
(209)	- inventories	20	30
(925)	- accounts receivable	979	1,300
88	- accrued interest and other current assets	37	(20)
555	- trade and other accounts payable	104	104
(19)	- accrued expenses and deferred income	125	22
13,547	Cash from operations	8,313	9,418
147	Dividends received	104	139
164	Interest received	129	97
(579)	Interest paid	(267)	(191)
(162)	Net extraordinary expense paid	(66)	16
(2,539)	Income taxes paid, net	(945)	(1,276)
10,578	Net cash provided from operating activities	7,268	8,203
	Cash flow from investing activities
	Investments:
(1,205)	- intangible assets	(528)	(440)
(6,843)	- fixed assets	(2,932)	(3,530)
(1,043)	- new consolidated subsidiaries and businesses	(134)	(231)
(272)	- investments	(73)	(82)
(72)	- securities	(15)	(36)
(2,124)	- financing receivables	(1,006)	(85)
	- change in accounts payable and receivable
193	in relation to investments and capitalization of depreciation	123	(60)
(11,366)		(4,565)	(4,464)
	Disposals:
77	- intangible assets		32
475	- fixed assets	299	176
270	- consolidated subsidiaries and businesses	6	60
113	- investments	13	76
205	- securities	41	81
308	- financing receivables	115	1,681
	- change in accounts receivable in relation to disposals	6	(1)
1,448		480	2,105
(9,918)	Net cash used in investing activities (*)	(4,085)	(2,359)

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

ENI
REPORT ON THE FIRST HALF OF 2003
ACCOUNTS
CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in million €)

Dec. 31, 2002		First half 2002	First half 2003

	Cash flow from financing activities
2,145	Proceeds from long-term debt	585	2,088
(503)	Payments of long-term debt	(634)	(975)
2,094	Additions to (reductions of) short-term debt	276	(1,332)
3,736		227	(219)
62	Payments by/to minority shareholders	23	(4)
(103)	Sale (purchase) of additional interests in subsidiaries		(2,582)
(3,035)	Dividends to minority shareholders	(3,033)	(3,009)
(770)	Shares repurchased	(234)	(260)
(110)	Net cash used in financing activities	(3,017)	(6,074)
57	Effect of change in consolidation area	52
(121)	Effect of exchange differences	(94)	(43)
486	Net cash flow for the period	124	(273)
1,305	Cash at beginning of the period	1,305	1,791
1,791	Cash at end of the period	1,429	1,518

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (i.e. temporary cash investments, securities held purely for investment purposes, etc.), considers as a reduction of net borrowings as defined in the “Financial Review” in the “Report of the Directors”.

       Cash flows of such investments are as follows:

       (Amounts stated in million €)

Dec. 31, 2002		First half 2002	First half 2003

	Financing investments:
(4)	- securities		(16)
(1,455)	- financing receivables	(769)	(39)
(1,459)		(769)	(55)
	Disposals of financing investments:
205	- securities	41	55
83	- financing receivables	73	1,459
288		114	1,514
(1,171)	Cash flows from financing activities	(655)	1,459

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

ENI
REPORT ON THE FIRST HALF OF 2003
ACCOUNTS
CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

(Amounts stated in million €)

Dec. 31, 2002		First half 2002	First half 2003

	Effect of investments in new consolidated subsidiaries and businesses
1,245	Non-current assets	169	1,625
697	Current assets	60	45
125	Net borrowings	21	(678)
(844)	Other liabilities	(84)	(754)
1,223	Net effect of investments	166	238
(4)	Transferred from equity investment
	Minority interest and reserves
1,219	Purchase price	166	238
(176)	less: cash acquired	(32)	(7)
1,043	Cash from investments in consolidated subsidiaries	134	231
	Effect of disposals of consolidated subsidiaries and businesses
153	Non-current assets	3	11
53	Current assets	1	2
(16)	Net borrowings		(1)
(85)	Other liabilities	(2)	(2)
105	Net effect of disposals	2	10
194	Gain (loss) on disposals	6	50
(6)	Minority interest	(1)
293	Selling price	7	60
(23)	less: cash conferred	(1)
270	Cash flows on disposals	6	60

(The accompanying notes are an integral part of these interim condensed consolidated financial statements)

ENI
REPORT ON THE FIRST HALF OF 2003
ACCOUNTS
CONSOLIDATED FINANCIAL STATEMENTS

Accounting and reporting policies

The unaudited interim condensed consolidated financial statements of Eni included herein have been prepared in accordance with the criteria determined by Consob, the Italian Stock Exchange Commission, in its regulation included in decision No. 11971 of May 14, 1999 and subsequent amendments.

Eni’s consolidated financial statements contained herein are expressed in millions of euro, keeping into account their importance.

In the income statement and balance sheet tables comparative amounts at December 31, 2002 and June 30, 2002 are presented for each item, aggregated whenever needed according to the tables used. Income statement items reflect comparisons of the current six months with those reported at June 30, 2002, while comparisons of balance sheet items reflect amounts as reported at December 31, 2002. Relevant changes are included in the “Operating Review” included in the Report of the Directors.

The interim consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies included in the scope of consolidation.

Consolidation criteria are unchanged from the previous year.

The most important changes in the scope of consolidation that have taken place in the first half of 2003 concern the 100% purchase of the Norwegian oil company Fortum Petroleum AS (now Eni Norge AS).

The accounting and reporting policies applied to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2003 are consistent with those applied for the preparation of the consolidated financial statements for the year ended December 31, 2002, to which reference should be made.

The consolidated report on the first half of 2003 underwent a limited review by PricewaterhouseCoopers SpA. A limited review implies significantly less work as compared to a full audit performed according to the regulations governing external audits.

ENI
REPORT ON THE FIRST HALF OF 2003
ACCOUNTING AND REPORTING POLICIES

Notes to the unaudited interim condensed
consolidated financial statements

1 Intangible assets

							Reserve for
							amortization
	Net value			Exchange rate	Other	Net value	and writedown at
(million €)	at Dec. 31, 2002	Investments	Amortization	differences	changes	at June 30, 2003	June 30, 2003

	3,175	440	(653)	(35)	1,138	4,065	3,182

Intangible assets of euro 4,065 million concern primarily: (i) the difference between the purchase price of consolidated investments and the fair value of corresponding net equity (euro 2,163 million), related in particular to the Public Offering on Società Italiana per il Gas pA shares (euro 1,146 million), the purchase of the Bouygues Offshore SA (now Saipem SA) (euro 779 million) and the purchase of the Lasmo Plc (now Eni Lasmo Plc) (euro 226 million); (ii) concessions, licenses, trademarks and similar rights (euro 989 million), related in particular to the acquisition of natural gas transportation rights from Algeria (euro 731 million) and concessions for mineral exploration (euro 112 million); (iii) exploration permits (euro 214 million). The determination of the difference between the purchase price and the fair value of corresponding net equity related to the Public Offering on Società Italiana per il Gas pA shares, as the attribution of the fair values to the other activities and liabilities, is a provisional estimate in considering the technical time needed for a correct attribution of the fair value.

Investments for euro 440 million related primarily to costs for exploration activities (euro 346 million) which in the first half of 2003 was amortized in full in the period incurred (euro 442 million in the first half of 2002, of which euro 428 million was related to exploration activities amortized in full in the period incurred).

Amortization amounted to euro 653 million and related essentially to exploration costs for euro 438 million (euro 492 million in the first half of 2002).

Other changes of euro 1,138 million relate primarily to the attribution of the difference between the purchase price of consolidated investments and the fair value of corresponding net equity related to the Public Offering on Società Italiana per il Gas pA shares (euro 1,117 million).

2 Fixed assets

								Reserve for
				Changes				depreciation and
	Net value			in scope	Exchange rate	Other	Net value	writedown
(millon €)	at Dec. 31, 2002	Investments	Depreciation	of consolidation	differences	changes	at June 30, 2003	at June 30, 2003

Buildings	1,761	60	(59)	(2)	(14)	13	1,759	1,586
Plant and machinery	24,065	887	(1,519)	693	(1,107)	1,521	24,540	35,967
Industrial and commercial equipment	441	83	(52)	138	(18)	(20)	572	1,206
Other assets	278	41	(51)		(5)	(11)	252	805
Fixed assets in progress and advances	7,148	2,459		233	(469)	(949)	8,422	542
	33,693	3,530	(1,681)	1,062	(1,613)	554	35,545	40,106

Capital expenditures of euro 3,530 million (euro 2,932 million in the corresponding period of 2002) relate primarily to the Exploration & Production segment (euro 2,399 million), Gas & Power segment (euro 630 million), Refining & Marketing segment (euro 272 million) and Oilfield Services and Engineering segment (euro 136

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

million, of which euro 128 million relates to construction and drilling activity). Additional information about capital expenditures is included in the “Operating Review” of the Report of the Directors.

Changes in scope of consolidation for euro 1,062 million were primarily due to the purchase of Fortum Petroleum AS (now Eni Norge AS) (euro 1,077 million).

Other changes of euro 554 million relate primarily to the adjustment at the fair value of the fixed assets due to the Public Offering on Società Italiana per il Gas pA shares (euro 978 million), such increase was partially offset by writedowns of euro 259 million in particular related to the Exploration & Production segment (euro 129 million), the Petrochemical segment (euro 83 million) and Syndial SpA (euro 41 million) and the sale of assets (euro 104 million) primarily made by the Exploration & Production segment (euro 78 million).

Monetary revaluations included in the gross and net value of fixed assets amount to euro 1,168 and 59 million respectively (euro 1,179 and 64 million at December 31, 2002).

At June 30, 2003 fixed assets have been pledged for euro 488 million primarily as collateral on debt incurred by Eni (euro 489 million at December 31, 2002).

3 Permanent financial assets

			Accumulated
	Net value	Net value	depreciation
(million €)	at Dec. 31, 2002	at June 30, 2003	at June 30, 2003

Investments	2,779	2,693	1,267
Receivables	1,405	1,258	31
Securities	311	294	2
Treasury shares	2,838	3,098
	7,333	7,343	1,300

Investments for euro 2,693 million decreased by euro 86 million. Such decrease was due primarily to writedowns of investments (euro 66 million, of which euro 39 million related to Albacom SpA), to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 55 million) and to sales and capital stock repayments (euro 50 million, of which euro 25 million related to the capital stock repayment of Conserv Inc (in liquidation)). Such decrease has been partially offset by new acquisitions and capital stock increase subscriptions (euro 78 million, of which euro 37 million related to capital stock increase subscription of United Gas Derivatives Co (UGDC) and euro 20 million related to a conferred business for euro 14 million and a capital stock increase subscription for euro 6 million to Marghera Servizi Industriali Srl).

Receivables for euro 1,258 million concern loans made for operating purpose for euro 1,232 million (euro 1,387 at December 31, 2002) and investments for euro 26 million (euro 18 million at December 31, 2002). The decrease for loans made for operating purpose for euro 155 million was due primarily to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 103 million). Receivables are granted

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

primarily by the Gas & Power segment (euro 907 million) and the Exploration & Production segment (euro 257 million). Receivables due within twelve months amount to euro 174 million (euro 119 million at December 31, 2002), those due beyond twelve months amount to euro 1,084 million, of these euro 386 million are due beyond five years (euro 1,286 and 441 million at December 31, 2002, respectively).

Securities for euro 294 million decreased by euro 17 million. This decrease was due primarily to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 18 million). Securities for euro 22 million are related to operations (euro 21 million at December 31, 2002).

Treasury shares amount to euro 3,098 million (euro 2,838 million at December 31, 2002) and consist of 225,303,687 ordinary shares nominal value 1 euro owned by Eni SpA (206,637,561 ordinary shares nominal value 1 euro, at December 31, 2002). Such shares are stated at cost and have been repurchased to increase shareholder’s value in accordance with the decisions of Eni shareholders’ meeting.

4 Inventories

	Dec. 31, 2002					June 30, 2003

	Crude oil,		Work			Crude oil,		Work
	gas		in			gas		in
	and		progress			and		progress
	petroleum	Chemical	long-term			petroleum	Chemical	long-term
(million €)	products	products	contracts	Other	Total	products	products	contracts	Other	Total

Raw and ancillary materials and consumables	460	187		372	1,019	384	180		442	1,006
Products being processed and semi finished products	64	17		4	85	74	25		9	108
Work in progress long-term contracts			184		184			273		273
Finished products and goods	1,293	418		87	1,798	1,148	449		58	1,655
Advances	4			110	114				128	128
	1,821	622	184	573	3,200	1,606	654	273	637	3,170

Inventories are recorded net of the inventory valuation reserve of euro 120 million (euro 108 million at December 31, 2002).

Crude oil and petroleum products inventories for euro 645 million (euro 595 million at December 31, 2002) represent certain minimum quantities (“compulsory stock”) required by law and natural gas inventories for euro 39 million (the same amount at December 31, 2002) represent strategic stock; natural gas inventories valued at euro 385 million, are used to satisfy peak demand (euro 571 million at December 31, 2002).

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 Receivables

	Dec. 31, 2002				June 30, 2003

	Due	Due		Of which	Due	Due		Of which
	within	beyond		due	within	beyond		due
	12	12		beyond	12	12		beyond
(million €)	months	months	Total	5 years	months	months	Total	5 years

Trade	8,929	161	9,090	20	7,860	309	8,169	20
Financing	2,702		2,702		1,081		1,081
Other	3,243	1,053	4,296	5	2,724	1,119	3,843	8
Net deferred income tax		1,457	1,457			1,868	1,868
	14,874	2,671	17,545	25	11,665	3,296	14,961	28

Receivables are net of the allowance for doubtful accounts of euro 783 million (euro 848 million at December 31, 2002).

The decrease in trade receivables for euro 921 million relates in particular to the Gas & Power segment (euro 694 million), and it is due primarily to the seasonality in demand for natural gas and to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 99 million).

Financing receivables of euro 1,081 million include loans made for operating purposes for euro 1,029 million (euro 1,237 million at December 31, 2002), amounts due to Eni’s financing subsidiaries from banks and other financing institutions for euro 44 million (euro 1,454 million at December 31, 2002) and amounts due to Eni’s non-financing subsidiaries from banks for euro 8 million (euro 11 million at December 31, 2002). The amounts due to Eni’s financing subsidiaries from banks and other financing institutions decreased by euro 1,410 million. Such decrease was due primarily to the utilization of the deposit in escrow, constituted by Enifin SpA in 2002 and related to the Public Offering on Società Italiana per il Gas pA shares (euro 1,447 million).

Financing receivables with an expiry date within 90 days are euro 44 million (euro 1,463 million at December 31, 2002).

Other receivables for euro 3,843 million include primarily accounts receivable from Italian tax authorities for euro 1,233 million (euro 1,786 million at December 31, 2002), accounts receivable from joint venture partners related to exploration and production activities for euro 751 million (euro 758 million at December 31, 2002) and foreign tax authorities for euro 327 million (euro 314 million at December 31, 2002). The decrease in income tax credits due to Italian tax authorities of euro 553 million depends primarily on the release of receivables related to taxes due for the period (euro 337 million) and the decrease of receivables for value added tax (VAT) (euro 223 million) in relation to the recovery of the advance paid on December 2002 in accordance with art. 6 of Law No. 405/1990.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 Marketable securities

	Net value	Net value
(million €)	at Dec. 31, 2002	at June 30, 2003

Investments		18
Other securities	1,219	1,178
	1,219	1,196

Investments for euro 18 million concern Saipem SpA and Saipem SA shares, which were purchased for stock grant and stock option plans issued by the construction and drilling activity.

Securities for euro 488 million are considered coverage of technical reserves of insurance companies (euro 489 million at December 31, 2002).

Investments with an expiry date within 90 days or less are euro 7 million (euro 11 million at December 31, 2002).

7 Accrued income and prepaid expenses

(million €)	At Dec. 31, 2002	At June 30, 2003

Differentials on derivatives	345	277
Implicit interest on debt due to oil investment	297	259
Interests accrued	25	23
Discount on bonded loans	18	19
Other accrued interest and current assets	302	308
	987	886

Differentials on derivative contracts for euro 277 million concern non-operating receivables and payables financing for euro 224 million and other assets and liabilities for euro 53 million (euro 293 and 52 million at December 31, 2002, respectively).

Implicit interest on debt due to oil investment for euro 259 million, of which euro 27 million relates to short term interest (euro 297 and 30 million at December 31, 2002, respectively), relates to loans at a discount on a USD 1 billion liability contracted in 1993 regarding an investment in a North African field which is repayable in twenty annual installments without interest from January 1, 2000. The remaining liability is recorded under net borrowings at the nominal value of euro 700 million (euro 811 million at December 31, 2002).

Total accrued income and prepaid expenses are made up of short-term amounts for euro 542 million and long-term amounts for euro 344 million (euro 603 and 384 million at December 31, 2002, respectively).

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 Shareholders’ equity

Changes in Shareholders’ equity for the year ended December 31, 2002 and first half of 2003

					Distributable		Former Agip SpA
		Legal reserve of		Reserve for	reserve of		reserves		Consolidation
(million €)	Share capital	Eni SpA	Treasury shares	treasury shares	Eni SpA	Reserve from mergers	reconstituted	State grants	reserves

Balance at December 31, 2001	4,001	959	2,068	1,332	3,513		103	62	31
Dividends distribution (euro 0.75 per Share)					(757)
Allocation of 2001 net income					3
Increase of reserve for shares granted to employees article 2349 civil code					(2)
Authorization to repurchase of shares				2,000	(2,000)
Reserve from mergers						1,390
Shares repurchased			770	(770)
Shares issued under stock grant plan	1
Exchange differences arising on the translation of foreign currency financial statements
Other changes
Net income for the period
Balance at December 31, 2002	4,002	959	2,838	2,562	757	1,390	103	62	31
Dividends distribution (euro 0.75 per Share)
Allocation of 2002 net income					788
Shares repurchased			260	(260)
Exchange differences arising on the translation of foreign currency financial statements
Other changes
Net income for the period
Balance at June 30, 2003	4,002	959	3,098	2,302	1,545	1,390	103	62	31

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Reserve for shares
	granted to		Cumulative
	employees article	Reserve article 13	translation		Net Income for
(million €)	2349 civil code	Law Decree 124/1993	adjustment reserve	Retained earnings	the period	Total

Balance at December 31, 2001	3		1,362	8,366	7,751	29,551
Dividends distribution (euro 0.75 per Share)					(2,119)	(2,876)
Allocation of 2001 net income				5,629	(5,632)
Increase of reserve for shares granted to employees article 2349 civil code	2
Authorization to repurchase of shares
Reserve from mergers		1		(1,391)
Shares repurchased
Shares issued under stock grant plan	(1)
Exchange differences arising on the translation of foreign currency financial statements			(2,125)			(2,125)
Other changes				(48)		(48)
Net income for the period					4,593	4,593
Balance at December 31, 2002	4	1	(763)	12,556	4,593	29,095
Dividends distribution (euro 0.75 per Share)					(2,833)	(2,833)
Allocation of 2002 net income				972	(1,760)
Shares repurchased
Exchange differences arising on the translation of foreign currency financial statements			(1,022)			(1,022)
Other changes				(6)		(6)
Net income for the period					3,090	3,090
Balance at June 30, 2003	4	1	(1,785)	13,522	3,090	28,324

On June 30, 2003, the share capital of Eni SpA consists of 4,001,846,326 shares (nominal value 1 euro), fully paid-up (4,001,814,026 shares with nominal value 1 euro at December 31, 2002). The increase of 32,300 shares nominal value 1 euro results from the issue of shares subscribed under the stock grant plan.

On May 30, 2003 the Company declared a cash dividend of euro 0.75 per share with the exclusion of treasury shares. The cash dividend was made available for payment on June 26, 2003.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approximately euro 21,000 million was unrestricted as to payment of dividends at June 30, 2003, a portion of which is subject to taxation upon distribution. Provisions for taxes have been recorded only in relation to the reserves that are expected to be distributed (euro 106 million).

Reconciliation of statutory net income and Shareholders’ equity to consolidated net income and Shareholders’ equity

	Net income		Shareholders’ equity

(million €)	First half 2002	First half 2003	Dec. 31, 2002	June 30, 2003

Per Eni SpA’s Financial Statements	2,682	2,563	26,498	26,227
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statements	969	515	7,118	3,706
Consolidation adjustments:
- difference between cost and underlying value of equity	(36)	(79)	1,131	3,164
- elimination of tax adjustments and compliance with accounting policies	286	472	(1,218)	(465)
- elimination of unrealized intercompany (profits) losses	(1,150)	57	(2,777)	(2,324)
- deferred taxation	(21)	(185)	120	(944)
- other adjustments	(101)	24	317	314
	2,629	3,367	31,189	29,678
Minority interest	(368)	(277)	(2,094)	(1,354)
Per Consolidated Financial Statements	2,261	3,090	29,095	28,324

9 Minority interest

Minority interest in net income and Shareholders’ equity are referred to the following consolidated subsidiaries:

	Net income		Shareholders’ equity

(million €)	First half 2002	First half 2003	Dec. 31, 2002	June 30, 2003

Saipem SpA	70	51	705	709
Snam Rete Gas SpA	201	206	290	370
Tigaz Tiszantuli Gazszolgaltato Reszvenytarsasag	10	12	83	77
Distribuidora de Gas Cuyana SA	(3)	2	29	36
Società Italiana per il Gas pA	87		816
Others	3	6	171	162
	368	277	2,094	1,354

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10 Reserves for contingencies

(million €)	Dec. 31, 2002	June 30, 2003

Employee retirement and similar obligations	128	138
Income tax liabilities	2,611	3,505
Other reserves for contingencies:
- site restoration and abandonment	1,980	2,103
- environmental risks	1,608	1,595
- loss adjustments and actuarial reserves for Eni’s insurance companies	593	622
- restructuring or decommissioning of production facilities	304	348
- contract penalties and disputes reserve	211	207
- losses related to investments	106	92
- other (*)	592	677
	5,394	5,644
	8,133	9,287

(*) Each individual amount included herein does not exceed euro 50 million.

The “Income tax liabilities” reserve for euro 3,505 million includes net deferred tax liabilities, current taxes accrued in the six month period, as well as expected liabilities for the settlement of tax proceeding. The euro 894 million increase is primarily due to the net provisions of the period (euro 702 million), to the deferred tax liabilities of the attribution of fair value to the fixed assets of Società Italiana per il Gas pA following the Public Offering (euro 374 million), to the purchase of Fortum Petroleum AS (now Eni Norge AS) (euro 145 million) and the set-off, for each company, of tax assets and deferred tax liabilities (euro 75 million). Such increase has been partially offset by net exchange differences due to the translation of financial statements prepared in foreign currencies (euro 357 million).

The “Site restoration and abandonment” reserve of euro 2,103 represents primarily the estimated costs for well-plugging, abandonment and site restoration (euro 1,923 million).

The “Environmental risks” reserve of euro 1,595 represents primarily the expected liabilities for remediation for Syndial SpA (euro 1,314 million) and the Refining & Marketing segment (euro 160 million).

The “Loss adjustments and actuarial reserves for Eni’s insurance companies” reserve of euro 622 million represents the expected liabilities following the losses insured by Padana Assicurazioni SpA.

The “Restructuring or decommissioning of production facilities” reserve of euro 348 million represents primarily the expected liabilities of Syndial SpA (euro 259 million) following the planned decommission of production facilities.

The “Contract penalties and disputes” reserve of euro 207 million represents the expected liabilities for contractual penalties and for proceedings.

The reserve for “Losses related to investments” of euro 92 million represents the expected liabilities on investments that exceed the book value.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11 Payables

	Dec. 31, 2002				June 30, 2003

	Due	Due		Of which	Due	Due		Of which
	within	beyond		due	within	beyond		due
	12	12		beyond	12	12		beyond
(million €)	months	months	Total	5 years	months	months	Total	5 years

Financial debt	8,895	6,811	15,706	2,372	7,358	8,252	15,610	4,074
Advances	1,457	5	1,462	1	1,514	9	1,523	2
Trade debt	5,537	82	5,619		5,003	114	5,117
Debt to tax authorities	1,791	33	1,824	2	2,379	169	2,548	8
Other	3,163	263	3,426	139	3,237	236	3,473	162
	20,843	7,194	28,037	2,514	19,491	8,780	28,271	4,246

Financial debt amounted to euro 15,610 million and decreased by euro 96 million primarily due to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 618 million) and the balance of payments and new proceeds of liabilities (euro 186 million). Such decrease was partially offset by the change in the scope of consolidation (euro 698 million, of which euro 685 million relates to the purchase of Fortum Petroleum AS (now Eni Norge AS)). The balance of payments and new proceeds of liabilities of euro 186 million includes new bonds issued within the Medium Term Notes Program due beyond 12 months for euro 1,926 million, of which euro 1,500 million issued by Eni SpA.

Financial debt at June 30, 2003 was as follows:

(million €)	Due within 12 months	Due beyond 12 months	Total

Short-term:
- due to banks	3,235		3,235
- others	3,489		3,489
	6,724		6,724
Long-term:
- ordinary bonds	114	4,546	4,660
- due to banks	448	2,746	3,194
- others	72	960	1,032
	634	8,252	8,886
	7,358	8,252	15,610

Debt to tax authorities of euro 2,548 million increased by euro 724 million due to the increase in excise tax and custom duties and other tax liabilities (euro 1,013 million), following primarily the payment made by the Refining & Marketing segment and Gas & Power segment on July 2003 of excise tax and custom duties due for June 2003 (excise tax and custom duties due for the December are paid in the same month of December in full for the first half of the month and in advance for the second half of the month). This increase was partially offset by the decrease in income taxes (euro 289 million).

Other debts of euro 3,473 million (euro 3,426 million at December 31, 2002) are related in particular to debt to joint venture partners for the exploration and production activities for euro 921 million (euro 810 million at December 31, 2002), and to investment activities for euro 867 million, of which euro 44 million relates to debt to joint venture partners for the exploration and production activities (euro 960 and 170 million respectively at December 31, 2002).

Certain debt, in the amount of euro 487 million (euro 409 million at December 31, 2002) is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Accrued expenses and deferred income

(million €)	At Dec. 31, 2002	At June 30, 2003

Differentials on derivative contracts	325	241
Advance revenues	284	203
Interest due on loans	97	85
Rentals payable	47	48
Premiums due to insurance companies	35	43
Other	289	294
	1,077	914

Differentials on derivative contracts for euro 241 million concern non-operating accounts receivable and payable financing, for euro 192 million and other assets and liabilities for euro 49 million (euro 290 and 35 million at December 31, 2002, respectively).

Other accrued expenses and deferred income for euro 8 million (euro 2 million short-term amounts) concern the market value of Lasmo Plc’s fixed interest rate financial debts (euro 11 and 5 million at December 31, 2002, respectively).

Total accrued expenses and deferred income are made up of short-term amounts for euro 761 million and long-term amounts for euro 153 million (euro 779 and 298 million at December 31, 2002, respectively).

13 Guarantees

	Dec. 31, 2002				June 30, 2003

(million €)	Unsecured	Other	Secured	Total	Unsecured	Other	Secured	Total

Unconsolidated subsidiaries	117	640		757	95	534		629
Affiliated companies	55	1,020	77	1,152	35	1,222	77	1,334
Consolidated companies	4,800	5,506		10,306	4,894	4,872		9,766
Others	9	202		211	8	179		187
	4,981	7,368	77	12,426	5,032	6,807	77	11,916

Guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 1,886 million (euro 1,832 million at December 31, 2002) consist primarily of: (i) unsecured guarantees and letters of patronage given to banks in relation to loans and lines of credit received for euro 1,205 million (euro 1,028 million at December 31, 2002), of which euro 758 million related to a contract released by Snam SpA (now merged into Eni SpA) on behalf of Blue Stream Pipeline Co BV to a consortium of financing institutions (euro 826 million at December 31, 2002). The increase for euro 177 million concerns mainly a new guarantee released on behalf of EnBW Eni Verwaltungsgesellschaft mbH for euro 275 million, partially offset by the exchange rate differences of unsecured guarantees given on behalf of Blue Stream Pipeline Co BV for euro 68 million; (ii) unsecured guarantees given to third parties in relation to the construction of hydrocarbon treatment’s plants in Libya for euro 302 million (euro 412 million at December 31, 2002); (iii) unsecured guarantees and letters of patronage given to customers in relation to contractual performance and bid bonds for euro 274 million (euro 324 million at December 31, 2002).

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2003, the underlying commitment covered by such guarantees was euro 1,700 million (euro 1,661 million at December 31, 2002).

Guarantees given on behalf of consolidated companies of euro 9,766 million (euro 10,306 million at December 31, 2002) consist primarily of: (i) a guarantee of euro 4,894 million (euro 4,800 million at December 31, 2002) given by Eni SpA to Treno Alta Velocità — TAV SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Eni per l’Alta Velocità — Cepav Uno; consortium members, excluding unconsolidated subsidiaries, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) guarantees given to third parties relating to bid bonds and performance bonds for euro 2,056 million (euro 1,853 million at December 31, 2002). The increase for euro 203 million regards primarily the construction and drilling activity (euro 151 million); (iii) hydrocarbon exploration and production activities for euro 1,036 million (euro 1,139 million at December 31, 2002); (iv) insurance risk for euro 388 million reinsured by Eni (euro 1,049 million at December 31, 2002); (v) VAT recoverable from tax authorities for euro 847 million (euro 1,062 million at December 31, 2002). The underlying commitment covered by such guarantees was euro 7,477 million as of June 30, 2003 (euro 8,795 million at December 31, 2002).

Secured guarantees of euro 77 million (the same amount at December 31, 2002), relate to mortgages, liens and privileges granted to banks in connection with loans to affiliated and consolidated companies. At June 30, 2002, the underlying obligation covered by such guarantees was euro 77 million (the same amount at December 31, 2002).

14 Other memorandum accounts

(million €)	Dec. 31, 2002	June 30, 2003

Commitments
Derivative contracts:
- interest purchase	3,132	3,015
- interest sale	2,423	2,740
- currency purchase	3,713	3,875
- currency sale	2,520	1,912
- purchase of goods	84	149
- sale of goods	45	46
	11,917	11,737
Purchase of assets	3,590	654
Sale of assets	184	149
Other	441	462
	4,215	1,265
Risks	1,015	942
	17,147	13,944

Commitments concerning derivative contracts for euro 11,737 million (euro 11,917 million at December 31, 2002) concern activities aimed at reducing market risk from changes in interest rates, foreign exchange rates and commodity prices. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level. Eni provides guidelines to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies and criteria of eligible counterparties in derivative transactions.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the maximum tolerable level of risk adopted by such companies is significantly lower than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring the maximum tolerable risk level, the portfolio of financial instruments and market conditions. Eni does not enter into derivative transactions on speculative basis.

Obligations for purchase and sale of fixed assets of euro 803 million (euro 3,774 million at December 31, 2002) concern investments for euro 617 million (euro 3,596 million at December 31, 2002) and securities for euro 186 million (euro 178 million at December 31, 2002). Obligations relating to investments concern primarily: (i) commitments to Unión Fenosa SA for the acquisition of 50% of Unión Fenosa Gas SA through a capital contribution of euro 441 million; (ii) obligation related to a call option for the purchase by Erg SpA of a 28% share of Erg Raffinerie Mediterranee Srl (euro 102 million). The decrease for euro 2,979 million concerns primarily the execution of the Public Offering on Società Italiana per il Gas pA shares (euro 2,550 million) and the purchase of 100% of the Norwegian company Fortum Petroleum AS (now Eni Norge AS) (euro 400 million). Obligations relating to marketable securities concern the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein it receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor. Such investors may sell their securities back to Sofid Sim SpA at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Against the commitment related to interest rate swaps Eni entered into derivatives included in those mentioned above, for which Eni receives a variable rate more profitable than the one renown by the shareholders.

Commitments of euro 462 million (euro 441 million at December 31, 2002) are primarily related to: (i) agreements between EniChem SpA and various government entities, employee and trade groups whereby EniChem SpA (now Syndial SpA) has committed to invest approximately euro 247 million (euro 223 million at December 31, 2002) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant; (ii) a memorandum of intent signed with the Basilicata Region. Whereby Eni has agreed to invest, also on account of Enterprise SpA, euro 200 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 206 million at December 31, 2002).

Risks of euro 942 million (euro 1,015 million at December 31, 2002) are primarily associated with: (i) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 418 million (euro 393 million at December 31, 2002); (ii) potential risks associated with the value of assets of third parties under the custody of Eni for euro 337 million (euro 431 million at December 31, 2002). The decrease for euro 94 million concerns primarily the reduction of natural gas inventories of Stoccaggi Gas Italia SpA (euro 77 million); (iii) environmental proceedings for euro 136 million (euro 137 million at December 31, 2002); (iv) tax proceedings for euro 48 million (euro 44 million at December 31, 2002).

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing reserves, Eni believes that the foregoing will not have an adverse effect on Eni’s consolidated financial statements.

The following is a summary of significant legal matters in which Eni is involved. Unless otherwise indicated, no provisions have been made for the following proceedings as Eni believes that losses are not probable.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Judicial or arbitration proceedings

EniChem SpA (now Syndial SpA) — Serfactoring SpA

In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA a company 49% owned by the former Serfi SpA now Sofid SpA, which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA (in liquidation) now merged in EniChem SpA) and Terni Industrie Chimiche SpA (merged in Agricoltura SpA (in liquidation), that has been merged in EniChem SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. In January 2000, the technical opinion requested by Agrifactoring was completed. According to this opinion, the balance of the account between Agrifactoring and Federconsorzi, on which Agrifactoring is claiming payment of euro 182 million, amounts to approximately euro 40 million. Judgement on these proceedings, which have all been joined, is currently still pending.

Eni SpA — Syndial SpA

In 1992, Eni SpA and EniChem SpA initiated an arbitration proceeding against Montedison SpA and its subsidiaries in relation to guarantee given by them in connection with the formation of Enimont SpA. On March 6, 2003 Eni and EniChem accepted the settlement proposal presented by Edison SpA for the closing of the arbitration proceeding. With this settlement Edison accepted to pay EniChem euro 200 million to be paid in four installments of euro 50 million each, the first one paid on March 6, 2003 and the remaining to be paid each following year with interests accrued; this delayed payment is supported by bank guarantees payable on first request. This settlement concerns expense paid or accrued by EniChem in previous years. It does not include EniChem’s claim to be indemnified by Edison for any expense related to damage made to third parties by the operation of plants and facilities before Montedison’s conferral, even if occurred later. These are environmental damages claimed by the State and related the Mantova site and any damage that could be claimed by the State and/or other parties as alleged consequence of specific environmental damage solutions in the Brindisi and Priolo sites. The settlement of any dispute is entrusted to ordinary courts.

Syndial SpA

In 2002 EniChem was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested a payment of compensatory damage approximately for euro 46 million, of which euro 3 million of accruing damage and euro 43 million of loss of profit.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Tax proceedings

Eni SpA

Agip SpA (merged in Eni SpA in 1997) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount of euro 196 million, determined by marking downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these claims were judged as unfounded by the Provincial Tax Commission of Milan. The appeals of the tax authorities against the first three assessments were rejected by the Regional Tax Commission of Milan, and became definitive for the acquiescence of the tax authorities. The appeal of the tax authorities against the fourth decision, related to 1992, has not yet been discussed. In December 2000 the tax authorities notified Eni SpA of a formal assessment concerning income understatement for 1994, for an improper uses of loss carryforwards for euro 20 million. The provincial Tax Commission of Milan Accepted Eni’s claim with decision issued on May 3, 2001. On June 26, 2002 Tax authorities appealed to the Regional Tax Commission. Eni recorded a provision to risk reserve for this legal proceeding.

With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged in Eni SpA in 2002) will substitute the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax net of any penalty. Snam SpA and the other distributing companies of Eni believes that natural gas used for electricity generation is not subject to this additional excise tax. At the same time an official interpretation has been requested to the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax is not applicable. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Snam will proceed with the relevant Court. The Lombardia Region decided with regional law 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date.

Environment

Eni SpA

In relation to some investigations about an alleged subsidence phenomenon caused by hydrocarbon exploration, on February 5, 2003, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico of Carabinieri of Venice placed under preliminary seizure the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir — Pandora 2 Dir wells, and the underwater pipeline for the transportation of the production to Casalborsetti. Eni, taking account of the observations on which the public prosecutor of the Court of Rovigo based its case, constituted an independent interdisciplinary scientific commission, composed of the most important experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and effects and any appropriate action to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area. Eni, based on the first conclusions of this commission, believes that the hydrocarbon exploration of Naomi/Pandora field is not responsible for any coastal subsidence phenomenon.

In 1997 Grifil SpA summoned AgipPetroli SpA (merged in Eni SpA in 2002) before the Court of La Spezia. Grifil requested the payment for the reclaiming of a polluted soil in La Spezia’s refinery (which was closed in 1985), and acquired by Italiana Petroli SpA in 1996, later merged in AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement through which Eni had to pay half of the reclaiming costs, which were set by an independent appraisal to euro 19 million and, however, up

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

to a maximum of euro 9.5 million, and Grifil had the obligation to reclaim the soil and to renounce to any claims. Grifil did not execute the settled obligations, however, maintaining the possibility of precautionary requests and actions for recourse, Eni decided to reclaim the polluted soil with the combined aid (for the 13% of the costs) of a company interested in developing the land parcel. Reclaiming will start after obtaining the necessary authorizations. The proceeding started by Grifil before the Court of La Spezia is still pending. Another proceeding against some managers of AgipPetroli is in the inquiry phase. Such proceeding concern an alleged violation of article 51 bis of Legislative Decree No. 22/1997 (omitted reclaim) for the 2000-2002 three-year period.

In 1999, the public prosecutor of Gela started an investigation against a former manager of the refinery in order to ascertain an alleged soil and sea pollution caused by the discharge of effluents by the refinery. On November 2002, “Italia Nostra” and the association “Amici della Terra” filed civil claims within this proceeding and requested the payment of compensatory damage from AgipPetroli SpA (now merged into Eni SpA) for a total of euro 15,050 million. On July 2003 the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of article 440 of penal code (water and food substances corruption).

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from AgipPetroli SpA’s refinery, which are purported to have had negative effects on the health of a number of citizens of Gela, and on AgipPetroli’s lack of declaration of such emission in violation of Presidential Decree No. 203 of 1988. The investigation brought an action against some former managers of the refinery for events registered from 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damage from AgipPetroli for a total of euro 878 million. The judgment of first instance before the Court of Gela is still pending.

On March 2002 the public prosecutor of Siracusa started an investigation against two former managers of Priolo’s refinery for intentional corruption of water for human consumption and disposed a technical opinion, not concluded yet, to ascertain an alleged possibility of infiltrations of refinery oil products into the deep water-bearing stratum used for human consumption in the Priolo area. The proceeding is still in the preliminary investigation phase. In consideration of the complexity of the investigation a qualified company has been given the task to verify the cause, the origin and the extension of the infiltration. Only after the conclusion of the inquiry phase Eni will forecast the eventual consequences of these investigations.

On March 2002, in connection with a fire in the refinery of Gela, the public prosecutor of Gela started an investigation against the manager of the refinery and others. At the end of investigation the public prosecutor asked the judge for preliminary investigation to schedule the preliminary hearing. On July 2003 the judge arranged an hearing for November 5, 2003. The accusation concerns culpable fire, environmental crimes and crimes against the beauties of nature.

Syndial SpA

In 1992, the Ministry of Environment filed an action against EniChem SpA and other parties to recover between euro 135 million and euro 870 million in damages relating to the discharge of effluents by the Mantua plant. This plant was owned by a former subsidiary of Montedison that was conferred to Enimont in connection with the formation of the Enimont joint venture. In September 1999, the State Attorney requested that all the parties be condemned by the Court of Brescia to pay compensatory damages resulting from the proceeding of not less than euro 135 million.

In 1997, an action started before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor against 28 persons, including 12 former and current managers of Eni1, for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution resulting therefrom. In most cases such charges relate to a period in time when the plant was managed by companies not owned by

(1)  In the description of this proceeding Eni includes Eni SpA and EniChem SpA.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Eni. With reference to the 25 years period examined in the proceeding (1971-1995) EniChem managed the CVM-PVC plant from 1987 to 1993, while land parcels and other plants were managed by EniChem only from 1990 onwards. The inclusion of Eni SpA as defendant for environmental damage and crimes related to injuries and death of persons that had worked near the Porto Marghera petrochemical plant is based on the fact that Eni SpA is a shareholder of companies operating in Porto Marghera, rather than on Eni’s participation in managing such companies. Three more person that for a short period of time (some months for two of them and about two years for the third one) were employed in Eni SpA or other companies directly involved in the managing of the plant. In the hearings at the end of June 2001 public prosecution (Italian Government, Veneto Region, Venice Province and three municipalities) and private prosecution (69 persons and entities) requested a payment for damages against all the 28 defendants and their companies (Montedison SpA, Montefibre SpA, EniChem SpA and Eni SpA). Plaintiffs did not specify which damages were effectively caused by the alleged crime; they submitted to the Court the decision about the division of the damages between the defendants. Damage payments were requested for an amount of euro 511 million more compensatory liquidation of environmental damage, and, provisionally, for a total amount of euro 2,035 million in case the judge should not identify evidence for each specific case. The State Attorney estimated the cost of environmental remediation in euro 36,952 million and the illicit profit of defendants of euro 5,970 million. Damage payment has been requested jointly of all defendants. Only for the environmental damage did the State Attorney request individual payment of each defendant found guilty. Another defendant accepted to correspond a payment of about euro 260 million. On November 2, 2001 the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 persons. Damage payments are the same requested in the first instance with the exception of the State Attorney which accepted the payment agreed with one of the defendant and, consequently, requested the payment for environmental damage only to EniChem. The damage payments requested are: (i) public entities: euro 98 million; (ii) persons: euro 14 million; (iii) associations and other entities: euro 4 million (Legambiente Nazionale requested the payment in civil judgment). Total damage payment, requested jointly of all defendants with the exclusion of the requests of the State Attorney, amounts to euro 116 million. There are some possible different criteria for the division of the damages between the two defendants: (i) half and half; (ii) in relation to the management of the plant (in the period from 1973 to 2001, CVM plant was managed by Montedison for 14 years and EniChem for 6 years; the other plants were managed by Montedison for 17 years and by EniChem for 10 years); (iii) in relation to the years of sentence requested by the public prosecutor to each defendant. The State Attorney confirmed the requests of the first instance only against EniChem and Eni. Total damage payment amount to euro 46,997 million or euro 42,928 million depending to the division criteria which would be choice for the environmental damage. Eni settled a provision to risk reserve for this legal proceeding.

In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date. Among these persons are 20 former employees or managers of EniChem who managed these plants from 1983 to 1993. At the end of preliminary investigation the public prosecutor asked the dismissal for the employees and the managers of EniChem. The judge for preliminary investigation has not yet given his opinion.

On December 18, 2002 EniChem, jointly with Ambiente SpA and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the province of Venice. The province requested an environmental damage, not quantified, caused to the lagoon of Venice by Porto Marghera’s plants, which were already object of two previous proceedings. EniChem appeared before the court and presented several exceptions and demanded the nullity of the action for the indeterminateness of the requests. The judge accepted the request of nullity and disposed the renewal of the action. Subordinately to the ascertainment of the illegitimacy of the requests, EVC Italia presented an action for recourse against EniChem and Ambiente.

On January 16, 2003 the Court of Siracusa ordered the imprisonment of 7 employees of EniChem SpA and Polimeri Europa SpA and house arrest for another 10 employees of the same companies. Those persons are accused of an

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

illicit mismanagement relating to the production, disposal and treatment of liquid and solid waste materials and obtaining an illicit income. On February 6, 2003 the Court of Reviews decided the transformation of the imprisonments in house arrest and cancelled the detention for other employees inquired. Polimeri Europa and EniChem, as injured party, named their defense attorney.

On April 14, 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) caused by Pertusola Sud SpA (now merged in EniChem) in the area of Crotone. On June 6, 2003 Syndial SpA appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs of reclaiming action already started.

On May 2003 the Minister of Environment summoned Syndial SpA and 11 of its employees and managers before the Court of Turin and requested an environmental damage for euro 2,396 million in relation to DDT pollution in the Maggiore lake caused by Pieve Vergonte’s plant.

Snam Rete Gas SpA

Under Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax on owners of primary pipelines in Sicilia (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable from April 2002 and amounted to euro 10.8 million per month for 2002. The tax was not changed by the Region and for 2003 it would amount to euro 11.1 million per month, including the revaluation for the official rate of inflation as published by ISTAT. Snam Rete Gas SpA believes that this tax is illegitimate. For this reason in order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed to opening a proceeding against the Italian Government, and with the Tax Commission of Palermo. On September 10, 2002, Snam Rete Gas filed a claim with Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With ruling of December 20, 2002, the Court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on authoritative legal counsel and of said Court ruling. In January 2003 Sicily Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On July 12, 2003 the Provincial Tax Commission of Palermo discussed about the claim presented by Snam Rete Gas, however at the moment the decision is not yet made public. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transmission activity, subjected its inclusion in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, for the 2002-2003 thermal year with decision No. 146/2002 and for the 2003-2004 thermal year with decision No. 71/2003, the Authority published two sets of tariffs: one, in force, that does not take into account the tax and the second one including it, that will be automatically applied with retroactive effect should the tax be judge legitimate.

Polimeri Europa SpA

On March 5, 2003 a criminal action started before the Court of Gela in relation to an alleged illicit treatment of FOK oil produced by the ethylene plant in Gela’s refinery. The case will be discussed in December 2003. WWF Italia and Italia Nostra acted as civil part and requested for this proceeding an environmental damage for euro 50 million.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Antitrust, EU proceedings, and actions of the Authority for Electricity and Gas

Eni SpA

In March 1999, the Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam abused its dominant position in the market for the transportation and distribution of natural gas; (ii) fined Snam euro 2 million; (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/CE, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The definition of this dispute is still pending.

On November 21, 2002 the Italian Antitrust Authority concluded the inquiry against Snam SpA started on request of BluGas SpA concerning Eni’s alleged violation of competition rules, and acquitted Eni for specific case of BluGas (deriving from the fact that in the spring-summer of 2001 Eni partially accepted BluGas’s request to access the network) but judged that Eni had violated access rules by giving priority access to Italian purchasers with which Eni had entered supply contracts with volumes supplied at entry points into the Italian network. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which defines the limits for volumes to be input by a single operator into the national network. Given this infringing behavior and the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit “a report indicating measures to be taken to eliminate infringing behaviors with specific attention to the upgrading of the transmission network or equivalent actions”. Eni filed this report on March 6, 2003. On February 5, 2003 Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the measures taken by the Authority.

With a decision presented on June 5, 2001 the Italian Antitrust Authority started an inquiry against AgipPetroli SpA, Atriplex SpA (now AgipFuel SpA) and other companies for alleged limitations to competition within the tenders offered by public transportation companies in the urban areas of Naples, Turin and Milan for the supply of gasoline for automotive use in the period 1996-2000. This proceeding intended to ascertain if the alleged agreements could be expression of a more general arrangement among companies for dividing between them the mentioned fuel supplies. On March 4, 2003 the Authority’s decision has been notified. It has verified violations for all companies involved and has fined AgipPetroli and Atriplex euro 118,000. In May 2003 Eni appealed against the decision before the Regional Administrative Court of Lazio; this proceeding is still pending.

Polimeri Europa SpA

On December 12 and 13, 2002 officers of the European Union submitted to inspection Polimeri Europa SpA with the aim of acquiring documents about the EPDM business of the Styrene and Elastomers division in relation to alleged agreements of limitations to competition between producers and suppliers of EPDM. On December 12, 2002 other two legal actions were notified in the United States: with the first one the Antitrust Jury of California summoned the deputy chairman and sales manager of Polimeri Europa Americas Inc, in relation to the alleged agreements of limitation to competition in EPDM segment; with the second some documents related to investigations about the limitations of the competition were requested to Polimeri Europa Americas Inc.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Other commitments and risks not included in the balance sheet

In order to meet the expected medium and long-term demand for natural gas in particular in the Italian market, Eni entered long-term purchase contracts with producing countries that have a residual average term of approximately 17 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 9.8, Norway 6 and LNG from Nigeria 1.5) by 2008. The average minimum contractual withdraws represent 85% of said quantities (take-or-pay). In the medium and long-term the development of the natural gas demand in Italy and the evolution of regulatory framework might represent a risk in the management of take-or-pay contracts. In 2003, in particular, Eni evaluates that this risk concerns about one billion cubic meters recoverable in the following three years.

Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Environmental regulations

Together with other companies in the industries in which it operates Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emission and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by decree No. 471/1999 (Ronchi Decree) of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

15 Production value

The following is a summary of the main components of production value with reference to the relevant items in the reclassified income statement in accordance with international accounting standards as discussed in Note 24. More information about changes in production value is included in “Financial Review” of Report of the Directors.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Gross sales from operations

The following tables present revenues from sales and services rendered by industry segment and geographic area of destination.

Gross sales from operations by segment

(million €)	First half 2002	First half 2003

Exploration & Production	2,617	2,844
Gas & Power	8,033	8,523
Refining & Marketing	17,211	18,092
Petrochemicals	1,835	2,129
Oilfield Services and Engineering	1,180	1,651
Other activities	410	231
Corporate and financial companies	94	103
	31,380	33,573

Gross sales from operations by segment relating to the first half 2002 were reclassified on the basis of the new division of activities. In particular, into “Other activities” were included the gross sales of EniChem SpA (now Syndial SpA) and its subsidiaries, previously included in the “Petrochemical” segment, and from “Other activities” were separated the gross sales relating to the new segment “Corporate and financial companies”.

Gross sales from operations by geographic areas of destination

(million €)	First half 2002	First half 2003

Italy	18,740	19,248
Other European Union	5,071	5,823
Rest of Europe	1,633	2,513
Americas	2,826	2,914
Asia	1,756	1,422
Africa	1,333	1,620
Other areas	21	33
	31,380	33,573

Net sales from operations

Net sales from operations, as indicated in the reclassified income statement at Note 24, are as follows:

(million €)	First half 2002	First half 2003

Gross sales from operations	31,380	33,573
Change in contract work in progress	555	750
Less:
- excise tax	(6,290)	(6,523)
- exchanges of oil sales (excluding excise tax)	(671)	(751)
- services billed to joint venture partners	(653)	(644)
- sales to service station managers for sales billed to holders of credit card	(417)	(468)
	23,904	25,937

Net sales from operations by industry segment and geographic area are presented in Note 21.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Other income and revenues

(million €)	First half 2002	First half 2003

Gains from sale of assets	79	75
Lease and rental income	44	48
Release of excess contingency reserves	48	38
Contract penalties and other trade revenues	55	36
Share of cost of natural gas connection paid by users	25	27
Differentials on derivative contracts on commodities	38	22
Grants for the year	3	6
Other proceeds (*)	254	182
Total as per statutory income statement	546	434
Less:
- revenues related to personnel costs	(11)	(20)
Total as per reclassified income statement	535	414

(*) Each individual amount included herein does not exceed euro 25 million.

16 Production costs

The following is a summary of the main components of production costs with reference to the relevant items in the reclassified income statement in accordance with international accounting standards as discussed in Note 24. More information about changes in production costs is included in the “Financial Review” of the Report of the Directors.

(million €)	First half 2002	First half 2003

Costs of raw, ancillary and consumable materials and goods	12,079	13,021
Costs of services	4,326	4,820
Lease, rental and royalty expenses	757	689
Writedown of current receivables and cash	13	56
Change in inventories:
- raw, ancillary and consumable materials and goods	2	137
Change in inventories:
- goods being processed, semi-finished and finished goods	23	(31)
Allocation for risks	14	42
Other allocations	173	203
Excise tax on mineral oil	6,438	6,516
Other expenses	313	429
Total as per statutory income statement	24,138	25,882
Less:
- excise taxes	(6,290)	(6,523)
- exchange of oil purchases (excluding excise taxes)	(671)	(751)
- services billed to joint venture partners	(653)	(644)
- purchases from service station managers for sales billed to holders of credit card	(417)	(468)
- capitalized direct costs associated with self-constructed assets	(250)	(419)
- personnel seconded		(4)
Total as per reclassified income statement	15,857	17,073

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Costs of services include brokerage fees for euro 10 million and for euro 5 million in the first half of 2002 and 2003, respectively.

Lease, rentals and royalty expenses include royalties on produced oil for euro 251 and 244 million in the first half of 2002 and 2003, respectively.

Other allocations primarily include provisions to the site restoration and abandonment reserve for euro 87 million (euro 64 million in the first half of 2002), the loss adjustments and actuarial reserve of Eni’s insurance companies for euro 17 million (euro 39 million in the first half of 2002) and the planned maintenance reserve and vessel and aircraft maintenance reserve for euro 9 million (euro 13 million in the first half of 2002).

Payroll and related costs

(million €)	First half 2002	First half 2003

Wages and salaries	1,130	1,210
Social security contributions	280	346
Employee termination indemnities	54	61
Pensions and similar obligations	9	8
Other costs	97	43
Total as per statutory income statement	1,570	1,668
More:
- personnel seconded		4
Less:
- revenues related to personnel costs	(11)	(20)
- capitalized direct costs associated with self-constructed assets	(93)	(78)
Total as per reclassified income statement	1,466	1,574

Depreciation, amortization and writedowns

(million €)	First half 2002	First half 2003

Depreciation and amortization:
- intangible assets	645	653
- fixed assets	1,792	1,681
	2,437	2,334
Writedowns:
- intangible assets	18
- fixed assets	87	259
Total as per statutory statement of account	2,542	2,593
Less:
- capitalized direct costs associated with self-constructed assets	(1)	(1)
Total as per reclassified income statement	2,541	2,592

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

17 Financial income and expense and changes in value of financial assets

Income from investments and revaluation of investments

(million €)	First half 2002	First half 2003

Income from investments
Gains on disposals	2	31
Dividends	31	11
Others	19	10
	52	52
Revaluation of investments	76	103
	128	155

Dividends relate to investments accounted for at cost. Other financial income from investments relates the gains of disposal due to extinguishment and the utilization of the reserve for losses related to investments. Revaluation of investments concerns the amount relating to the first half of 2003 net income of investments accounted for under the equity method and revaluation of investments recorded at cost.

Other financial income and revaluation of financial assets other than investments

(million €)	First half 2002	First half 2003

Other financial income
Exchange gains	1,259	1,270
Gains from financial derivative contracts	31	53
Interest from accounts receivable from banks	66	42
Gains from non-current receivables	56	42
Gains from securities	22	18
Interest from tax credits	14	14
Other financial income	61	81
	1,509	1,520
Revaluation of financial assets other than investments	1	3
	1,510	1,523

Interest and other financial expense and writedown of financial assets

(million €)	First half 2002	First half 2003

Interest and other financial expense
Exchange losses	1,248	1,241
Interest and other accounts payable to banks	118	113
Interest and other expense on bonds	102	102
Expense on financial derivative contracts	26	45
Loss on investments		9
Other interest and financial expense	87	92
	1,581	1,602
Writedown of financial assets
Writedown of investments	78	66
Writedown of other current assets	24	6
	102	72
	1,683	1,674

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Writedowns of investments concerns the amount of loss relating to the net income for the first half of the year of investments accounted for under the equity method and writedowns of investments recorded at cost.

Interest capitalized

(million €)	First half 2002	First half 2003

Fixed assets:
- fixed assets in progress	14	34
- plant and machinery		2
	14	36

18 Extraordinary income and expense

(million €)	First half 2002	First half 2003

Extraordinary income
Gains on disposals	48	111
Other extraordinary income	39	238
	87	349
Extraordinary expense
Restructuring costs:
- provisions for risks	(85)	(158)
- cost of redundancy incentives	(44)	(22)
- writedowns and losses on disposals	(38)
	(167)	(180)
Other extraordinary expenses	(13)	(14)
	(180)	(194)
	(93)	155

Gains on disposals relate to sales of investments, businesses and fixed assets as a result of restructuring activities. In particular, disposal gains in the first half of 2003 for euro 111 million are primarily due to the sale of service stations and lands in the Refining & Marketing segment (euro 104 million).

Other extraordinary income of euro 238 million relate primarily the compensation paid by Edison SpA in relation to the Enimont proceeding (euro 200 million).

Provisions for risks of euro 158 million relate to charges for complying to environmental standards and regulations in Syndial SpA (euro 63 million) and in the Refining & Marketing segment (euro 9 million), and for future operating costs of inactive sites in Syndial SpA (euro 52 million).

Redundancy incentives of euro 22 million concern primarily the Refining & Marketing segment (euro 10 million).

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

19 Income taxes

(million €)	First half 2002	First half 2003

Taxes on:
- Italian subsidiaries	593	702
- foreign subsidiaries	1,229	1,238
	1,822	1,940

Income taxes affected “Income before income taxes” for the period at the rate of 36.6% compared with a statutory tax rate of 39.5% calculated by applying a 34% tax rate (Irpeg) to income before taxes and a 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The analysis of the difference between the theoretical and the actual tax rate is the following:

(million €)	First half 2002	First half 2003

Statutory tax rate	41.9	39.5
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	6.0	6.2
- permanent differences	(0.3)	(0.2)
- tax benefit due to the application of favorable tax laws	(2.1)	(0.7)
- tax benefit on gains from disposals due to the application of law No. 342/2000	(4.1)	(2.9)
- tax benefit on gains from disposals due to the application of law No. 448/2001		(5.4)
- other	(0.4)	0.1
	(0.9)	(2.9)
	41.0	36.6

Tax benefit on gains from disposals due to the application of law No. 448/2001 relates to Stoccaggi Gas Italia SpA that aligned the tax basis of the assets received in 2001 by Eni SpA and Snam SpA to the conferral value by paying a substitute tax of 9%.

20 Earnings per share

Basic earnings per share is calculated by dividing “Net Income”, excluding minority interest, by the weighted-average number of shares issued and outstanding during each period, excluding treasury shares.

In order to compare basic earnings per share in the two periods presented, the number of shares issued through stock grants made from July 1, 2002 to June 30, 2003 has been added to the weighted-average number of shares outstanding in the first half of 2002; based on this criterion, the weighted-average number of shares outstanding was 3,841,931,666 and 3,781,533,963 in the first half of 2002 and 2003, respectively.

The dilutive effect of potential ordinary shares when converted into ordinary shares on Eni’s basic earnings per share is not material. At present, the only shares assigned for no consideration are considered and the stock options to be exercised have a book value (euro 15.216) higher than the stock market at June 30, 2003 (euro 13.369).

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

21 Segment information

Segment information is presented in accordance with IAS 14 revised. The overall amounts recorded are those indicated in the reclassified accounts prepared according to international accounting standards as discussed in Note 24.

Intersegment sales are conducted on an arm’s length basis.

Information by industry segment

Information by segment relating to the first half of 2002 were reclassified on the basis of the new division of activities. In particular, into “Other activities” were included the information of EniChem SpA (now Syndial SpA) and its subsidiaries, previously included in the “Petrochemical” segment, and from “Other activities” were separated the information relating to the new segment “Corporate and financial companies”.

							Corporate and
	Exploration		Refining		Oilfield Services		financial
(million €)	& Production	Gas & Power	& Marketing	Petrochemicals	and Engineering	Other activities	companies	Total

First half 2002
Net sales from operations (a)	6,282	8,434	10,433	2,239	1,934	818	246
less: intersegment sales	(4,345)	(384)	(594)	(404)	(196)	(407)	(152)
Net sales to customers	1,937	8,050	9,839	1,835	1,738	411	94	23,904
Operating income	2,515	2,003	122	(37)	159	(98)	(89)	4,575
Identifiable assets (b)	23,521	10,619	7,544	2,880	3,301	866	783	49,514
Unallocated assets								11,104
Identifiable liabilities (c)	4,933	2,473	2,806	559	1,932	2,106	929	15,738
Unallocated liabilities								18,019
Capital expenditure	2,653	338	200	58	110	67	34	3,460
Depreciation, amortization and writedowns	1,828	209	252	72	134	24	22	2,541
First half 2003
Net sales from operations (a)	6,402	8,757	10,652	2,351	2,687	655	236
less: intersegment sales	(4,207)	(234)	(307)	(222)	(279)	(421)	(133)
Net sales to customers	2,195	8,523	10,345	2,129	2,408	234	103	25,937
Operating income	2,910	2,068	325	(51)	139	(159)	(120)	5,112
Identifiable assets (b)	23,629	14,053	7,692	2,600	5,128	796	534	54,432
Unallocated assets								10,895
Identifiable liabilities (c)	4,807	2,686	2,843	518	2,944	2,262	861	16,921
Unallocated liabilities								21,826
Capital expenditure	2,752	660	301	47	142	29	39	3,970
Depreciation, amortization and writedowns	1,722	260	225	146	137	70	32	2,592

(a)	Before elimination of intersegment sales.

(b)	Includes assets directly related to operations.

(c)	Includes liabilities directly related to operations.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Geographic financial information

Operating income, assets and investments by geographic localization

		Other	Rest of
(million €)	Italy	EU	Europe	Africa	Americas	Asia	Other areas	Total

First half 2002
Operating income	2,753	398	265	1,211	(58)	10	(4)	4,575
Identifiable assets (a)	24,089	7,768	1,924	8,162	3,708	3,856	7	49,514
Investments in tangible and intangible assets	899	333	101	1,024	436	667		3,460
First half 2003
Operating income	2,967	355	420	1,284	111	11	(36)	5,112
Identifiable assets (a)	25,739	8,061	2,950	9,306	3,364	4,647	365	54,432
Investments in tangible and intangible assets	1,152	246	139	1,551	180	617	85	3,970

(a)	Includes assets directly related to the generation of operating income.

Sales from operations by geographic area of destination

(million €)	First half 2002	First half 2003

Italy	12,716	13,182
Other European Union	3,957	4,578
Rest of Europe	1,637	2,324
Americas	2,812	2,891
Asia	1,907	1,554
Africa	857	1,345
Other areas	18	63
	23,904	25,937

22 Transactions with related parties

According to rules issued by Consob the Italian Stock Exchange Commission on February 20, 1997 No. 97001574 and subsequent amendments, the following is a description of transactions with related parties.

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transaction are conducted on an arm’s length basis and in the interest of Eni companies.

Relevant transactions effected with entities controlled by the Italian Government are only those with Enel Group.

The following is a description of trade and financing transactions with related parties.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Trade and other transactions

(million €)
	June 30, 2003			First half 2003

				Costs		Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Affiliated companies
Bayernoil Raffineriegesellschaft mbH		111			335
Erg Raffinerie Mediterranee Srl	18	2			239	98
Promgas SpA	55	37		123		129
Karachaganak Petroleum Operating (KPO) BV		51			26		137
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	8				34	104
Petrobel Belayim Petroleum Co		40			80
Raffineria di Milazzo ScpA	2	1			81	30
Trans Austria Gasleitung GmbH		10			87		2
Superoctanos CA	2	5		44		48
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	7				19	67
Blue Stream Pipeline Co BV	69						22
Supermetanol CA	8	8		32		41
Serfactoring SpA	1	69
Albacom SpA	37	11		1	19		4
Agip Oil Co Ltd		25			42
Azienda Energia e Servizi SpA	2	20			39
Other (*)	48	43	146		68	122	4
	257	433	146	200	1,069	639	169
Non-consolidated subsidiaries
Eni Gas BV	35	155	302
Eni BTC Ltd			157
Transmediterranean Pipeline Co Ltd	29	4			60
Other (*)	17	29	74		11	5	10
	81	188	533		71	5	10
	338	621	679	200	1,140	644	179
Entities owned or controlled by the Government
Enel Group	33				16	663	161
	371	621	679	200	1,156	1,307	340

(*)	Each individual amount included herein does not exceed euro 50 million.

In addition mention must be made of the acquisition of engineering, construction and maintenance services from companies of group Cosmi Holding, that is related with Eni through a member of Board of Directors. Trade and transaction during 2002 amounted to about euro 18 million and have been conducted on an arm’s length basis.

Most significant transactions concern:

•	acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl;

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

•	sale of petrochemical products, supplying of crude oil refining activities and fuel additive purchase from Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Bayernoil Raffineriegesellschaft mbH, Superoctanos CA and Supermetanol CA;

•	sale of natural gas outside Italy with Promgas SpA;

•	specialized services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating (KPO) BV, Agip Oil Co Ltd and Eni Gas BV; services are invoiced on the basis of incurred costs; and exclusively with Karachaganak Petroleum Operating (KPO)BV, the providing of services by Eni’s construction and drilling activity;

•	acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd; transaction are regulated on the basis of tariffs, which permit the recovery of operating expenses and the remuneration of capital employed;

•	the construction of a pipeline between Turkey and the Russian Federation for Blue Stream Pipeline Co BV;

•	factoring activities with Serfactoring SpA;

•	communication services, data transmission and concessions of optical fibres with Albacom SpA;

•	transportation and distribution activities with Azienda Energia e Servizi SpA;

•	guarantees given in relation to the construction of an oil pipeline by Eni BTC Ltd.

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

Financing transactions

(million €)
	June 30, 2003			First half 2003

Name	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Blue Stream Pipeline Co BV		9	802		20
Transitgas AG	676				3
Trans Austria Gasleitung GmbH	432				7
EnBW-Eni Verwaltungsgesellschaft mbH			275		4
Serfactoring SpA	44	2			1
Supermetanol CA	5		38
Superoctanos CA	1		40
Bayernoil Raffineriegesellschaft mbH	24
Other (*)	68	71	33	3	2
	1,250	82	1,188	3	37
Non-consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	282	22	88		6
Eni BTC Ltd	39
Other (*)	60	63	7	2	1
	381	85	95	2	7
	1,631	167	1,283	5	44

(*)	Each individual amount included herein does not exceed euro 50 million.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Most significant transactions concern:

•	guarantees provided to banks and related fees, the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section and the financing of the Austrian section of the gasline from Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Blue Stream Pipeline Co BV, Transitgas AG, Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd;

•	concessions of lendings to EnBW-Eni Verwaltungsgesellschaft mbH for the acquisition of Gasversorgung Süddeutschland GmbH;

•	concessions and guarantees provided to banks in relation to lendings to Serfactoring SpA, Bayernoil Raffineriegesellschaft mbH, Superoctanos CA, Supermetanol CA and Eni BTC Ltd.

23 Average number of employees

The average number of employees of the companies included in consolidation by type of consolidation is as follows:

	Companies		Companies
	consolidated		consolidated
	on line-by-line basis		on a proportional basis

	First half 2002	First half 2003	First half 2002	First half 2003

Senior managers	1,469	1,608	3	1
Junior managers	8,561	10,670	21	3
Employees	32,687	35,729	328	300
Workers	28,242	32,131	614	86
	70,959	80,138	966	390

The average number of employees is calculated as half of the total of the number of employees at the beginning and at the end of the period. Employees of companies consolidated on a proportional basis are recorded according to the control percentage.

24 Adjustment of the unaudited interim consolidated financial statements prepared under Italian GAAP to U.S. GAAP

In accordance with the criteria adopted in Eni’s Annual Report, in application of the regulations of the Securities and Exchange Commission (SEC), the following information is necessary to adjust the Italian consolidated report for the first half of 2003 to generally accepted accounting principles in the USA or U.S. GAAP.

Accounts reclassified according to International GAAP

The items of Eni’s consolidated balance sheet have been classified according to the criterion of decreasing liquidity, while those of the reclassified income statement are substantially the same as those included in the Italian statutory accounts, except for some aggregations.

At the bottom of each account the reader finds the content of the items which differ from those calculated according to the Italian standards if those items are not discussed in the notes to the statutory accounts.

The changes from the previous period are illustrated in the notes to the statutory accounts.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Balance Sheets

(Amounts stated in million €)	Dec. 31, 2002	June 30, 2003

ASSETS
Current assets:
Cash and cash equivalent	3,265	1,569
Marketable securities (a)	1,208	1,189
Receivables, net (b)	13,530	11,795
Inventories, net:
- crude oil, natural gas and petroleum products	1,821	1,606
- chemical products	622	654
- work in progress long-term contracts	184	273
- other	573	637
Total inventories	3,200	3,170
Accrued income and prepaid expenses and other assets (c)	573	515
Total current assets	21,776	18,238
Non-current assets:
Fixed assets, net of accumulated depreciation, amortization and writedowns	33,693	35,545
Receivables, net (d)	2,500	2,512
Investments	2,779	2,693
Intangible assets	3,175	4,065
Accrued income and prepaid expenses and other assets (e)	1,885	2,274
Total non-current assets	44,032	47,089
TOTAL ASSETS	65,808	65,327

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(Amounts stated in million €)	Dec. 31, 2002	June 30, 2003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	7,890	6,724
Current portion of long-term debt (f)	980	609
Trade accounts payable	5,537	5,003
Advances	1,457	1,514
Taxes payable	1,791	2,379
Accrued expenses and deferred income and other liabilities (g)	3,937	3,996
Total current liabilities	21,592	20,225
Non-current liabilities:
Long-term debt (f)	6,550	8,026
Reserve for employee termination indemnities	507	534
Reserves for contingencies	5,522	5,782
Deferred and other non-current income tax liabilities	2,611	3,505
Accrued expenses and deferred income and other liabilities (g)	675	675
Total non-current liabilities	15,865	18,522
TOTAL LIABILITIES	37,457	38,747
Minority interests	2,094	1,354
Shareholders’ equity:
Capital stock, 4,001,846,326 fully paid shares nominal value euro 1 each (4,001,814,026 shares at December 31, 2002)	4,002	4,002
Reserves	20,500	21,232
Treasury shares (h)	(2,838)	(3,098)
Net income for the year	4,593	3,090
Total Shareholders’ equity	26,257	25,226
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	65,808	65,327

(a)	Include marketable securities, excluding those with an expiry date within 90 days, that represent cash equivalent.

(b)	Include current receivables classified in permanent financial assets and working assets with an expiry date within 90 days, that represent cash equivalent.

(c)	Include current accrued income and prepaid expenses excluding those related to implicit interest on debt due to oil investment.

(d)	Include non-current receivables classified in permanent financial assets and working assets, and deferred tax assets.

(e)	Include marketable securities, other than investment recorded with financial assets and non-current accrued income and prepaid expenses excluding those related to implicit interest on debt due to oil investment. Exclude treasury shares which are classified as a reduction of Shareholders’ equity.

(f)	Short and long-term debts are net of current and non-current accrued income related to implicit interest on debt due to oil investment and are increased by current and non-current accrued expense related to the fair value of debts acquired.

(g)	Include current and non-current accrued expenses on deferred income and short and long-term debts other than those specifically indicated.

(h)	Shareholders’ equity is presented net of treasury shares (see e).

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

Statements of Income

(Amounts stated in million € except per Share and per ADS data)	First half 2002	First half 2003

Revenues
Net sales from operations	23,904	25,937
Other income and revenues	535	414
Total revenues	24,439	26,351
Operating expenses
Purchases, services and other	15,857	17,073
Payroll and related costs	1,466	1,574
Depreciation, amortization and writedowns	2,541	2,592
Operating income	4,575	5,112
Interest and other income (expense) (a)
Financial expense and exchange differences, net	(81)	(40)
Other income (expense) from investments	50	80
Total interest and other income (expense)	(31)	40
Income before extraordinary income (expense) and income taxes	4,544	5,152
Extraordinary income (expense) (b)	(93)	155
Income before income taxes	4,451	5,307
Income taxes	(1,822)	(1,940)
Income before minority interest	2,629	3,367
Minority interest in net income	(368)	(277)
Net income	2,261	3,090
Earnings per Share (based on the weighted — average number of shares outstanding for each period)	0.59 euro	0.82 euro
Earnings per ADS (based on five Shares per ADS)	2.94 euro	4.09 euro

(a)	Includes “Financial income and expenses and changes in value of financial assets” net of interest capitalized.

(b)	Before income taxes.

Summary of significant differences between Italian GAAP and U.S. GAAP

The Company’s interim financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP.

The significant differences between the two principles are the same as indicated in the 2002 consolidated financial statements. With the exception of:

•	SFAS 143 “Accounting for asset retirement obligations” provides the evaluation and recording criteria for liabilities arising from the disposal of tangible long-lived assets and associated asset retirement obligation be recognized in the period in which it is incurred, if estimable, concurrent with an increase in the related asset’s carrying value.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

The increase in the related asset’s carrying value is amortised to income over its useful life. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the assets. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of adoption. The recognized liability is auditing to reflect any change in the valuation of the cash flow and the execution time.

Under Italian GAAP, costs related to site restoration and abandonment are valuated annually on the basis of costs expected to be incurred for laws and regulations, contractual obligation, general rule and policies adopted by the Company for eventual well abandonment and site restoration.

Costs related to site restoration and abandonment are accrued with the result that the provisions are proportional to the writedowns of the investments. In particular in the Exploration & Production segment Eni regularly accrues costs expected to be incurred with respect to eventual well abandonment, including costs associated with site restoration, on a unit of production basis.

The effect of the difference between these two criteria is recorded in item “M” of the Reconciliation between net income and Shareholders’ equity determined under Italian GAAP and U.S. GAAP.

•	The FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which provides the recording criteria for guarantees issued or modified after December 31, 2002, in particular the interpretation provides the recording of a liability, when the guarantee is granted, that represents the fair value of the pledge to fulfill the obligation assumed and generally is equal to the actual value of the commissions due by the guaranteed.

The effect of the difference between these two criteria does not result in a significant difference.

Reconciliation between net income and Shareholders’ equity determined under Italian GAAP and U.S. GAAP

The following is a summary of the adjustments to net income for the six-month periods ended June 30, 2002 and 2003 and to Shareholders’ equity at December 31, 2002 and June 30, 2003, that would be required if U.S. GAAP had been applied instead of Italian GAAP in these interim condensed consolidated financial statements:

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(million €)	First half 2002	First half 2003

Net income according to the financial statements prepared under Italian GAAP	2,261	3,090
Items increasing (decreasing) reported net income:
A. effect of the differences related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP (a)	13	7
A. effect of the differences related to companies carried at equity method	53	54
B. successful-efforts accounting	83	69
C. asset impairments and revaluations		(3)
D. elimination of monetary revaluation	2	3
E. income taxes	187	49
F. use of different depreciation rates	(45)	(71)
G. adjustment of amortization of goodwill	20	49
H. capitalized interest expense	6	(5)
I. derivative contracts	126	(110)
J. stock grants and options awarded to employees	1	(9)
K. adjustment of amortization of the increase in share capital	3	2
M. effect of the difference between Italian GAAP and U.S. GAAP on the accounting method used for costs related to site restoration and abandonment (SFAS 143)		50
- effect of U.S. GAAP adjustments on minority interest (b)	89	78
Net adjustments	538	163
Net income in accordance with U.S. GAAP excluding the first application of SFAS 143	2,799	3,253
Effect of the first application of SFAS 143 (c)		198
Net income in accordance with U.S. GAAP		3,451
Net income per share excluding the first application of SFAS 143 (d)		0.86
Net income per Share resulting from the first application of SFAS 143 (d)		0.05
Net income per Share including the first application of SFAS 143 (d)	0.73	0.91
Net income per ADS including the first application of SFAS 143 (based on five Shares per ADS) (d)	3.64	4.56

(a)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to company fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its unconsolidated companies for the year 2003 and to Società Italiana per il Gas pA and Saipem SpA and its unconsolidated companies for the year 2002.

(b)	Adjustment to account for minority interest portion of differences B through M, which include 100% of the effect of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

(c)	Total effect for the years before January 1, 2003 net of income taxes for euro 207 million.

(d)	Amounts of euro.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(million €)	Dec. 31, 2002	June 30, 2003

Shareholders’ equity according to the financial statements prepared under Italian GAAP	26,257	25,226
Items increasing (decreasing) reported Shareholders’ equity: (a)
A. effect of the differences related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP (b)	131	18
A. effect of the differences related to companies carried at equity method	106	160
B. successful-efforts accounting	2,543	2,420
C. asset impairments and revaluations	(44)	(43)
D. elimination of monetary revaluation	(43)	(53)
E. income taxes	(3,347)	(3,638)
F. use of different depreciation rates	2,409	2,682
G. goodwill	29	88
H. capitalized interest expense	648	662
I. derivative contracts	106	(4)
K. financing costs	(20)	(23)
L. fair value of marketable securities	19	24
M. effect of the difference between Italian GAAP and U.S. GAAP on the accounting method used for costs related to site restoration and abandonment (SFAS 143)		465
- other changes	60	60
- effect of U.S. GAAP adjustments on minority interest (c)	(1,118)	(1,046)
Net adjustments	1,479	1,772
Shareholders’ equity in accordance with U.S. GAAP	27,736	26,998

(a)	Changes in Shareholders’ equity of foreign companies are translated into euro at exchange ruling at the end of each period.

(b)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to company fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its unconsolidated companies for the year 2003 and to Società Italiana per il Gas pA and Saipem SpA and its unconsolidated companies for the year 2002.

(c)	Adjustment to account for minority interest portion of differences B through M, which include 100% of the effect of differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

Shareholders’ equity under U.S. GAAP includes other comprehensive income with a negative effect of euro 744 million and euro 1,908 million at December 31, 2002 and June 30, 2003, respectively. Such other comprehensive income relates to exchange rate differences resulting from the translation of financial statements of foreign companies (cumulative translation adjustment) and to the fair value of marketable securities gross of deferred income taxes.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million €)	Dec. 31, 2002	June 30, 2003

ASSETS
Current assets
Cash and cash equivalent	2,892	1,278
Marketable securities	1,390	1,195
Accounts receivable trade, financing and other	12,655	11,757
Inventories	2,376	2,235
Accrued interest and other	251	426
Total current assets	19,564	16,891
Non-current assets
Fixed assets, net	32,935	37,727
Non-current inventories (compulsory stock)	634	684
Receivables	2,863	3,105
Investments	3,900	3,401
Intangible assets	4,787	6,010
Other	1,439	1,602
Total non-current assets	46,558	52,529
TOTAL ASSETS	66,122	69,420
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	8,216	6,630
Current portion of long-term debt	935	795
Trade accounts payable	4,720	4,454
Advances	947	942
Taxes payable	1,272	2,579
Accrued expenses and other	3,069	3,965
Total current liabilities	19,159	19,365
Non-current liabilities
Long-term debt	6,169	7,722
Reserve for employee termination indemnities	395	506
Reserves for contingencies	5,268	5,549
Deferred and other non-current income tax liabilities	5,441	6,952
Accrued expenses and other	521	676
Total non-current liabilities	17,794	21,405
TOTAL LIABILITIES	36,953	40,770
Minority interests	1,433	1,652
Shareholders’ equity
Capital stock, 4,001,846,326 fully paid shares nominal value euro 1 each (4,001,814,026 shares at December 31, 2002)	4,002	4,002
Reserves	21,280	22,643
Treasury shares	(2,838)	(3,098)
Net income for the period	5,292	3,451
Total Shareholders’ equity	27,736	26,998
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,122	69,420

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

With regard to the statements of income, operating income (loss) by industry segment and income before extraordinary income (expense) and income taxes, as determined under U.S. GAAP, would have been as follows:

(million €)	First half 2002	First half 2003

Operating income (loss) by industry segment
Exploration & Production	2,378	3,012
Gas & Power	1,785	2,031
Refining & Marketing	(2)	394
Petrochemicals	(39)	(32)
Oilfield Services and Engineering	(21)	(1)
Other activities	(204)	(63)
Corporate and financial companies	(90)	(129)
	3,807	5,212
Income before extraordinary income (expense) and income taxes	4,355	5,271
Effect of the first application of SFAS 143		405
Income before income taxes		5,676

Operating income (loss) by industry segment relating to the first half 2002 were reclassified on the basis of the new division of activities. In particular, into “Other activities” were included the operating income (loss) of EniChem SpA (now Syndial SpA) and its subsidiaries, previously included in the “Petrochemical” segment, and from “Other activities” were separated the operating income (loss) relating to the new segment “Corporate and financial companies”.

Additional financial statement disclosures required by U.S. GAAP

Stock Compensation

With the aim of improving motivation and loyalty of Eni managers, Eni approved plans for the granting of Eni shares and stock options to Eni managers. The general provisions of this plans are set forth in the “Directors’ Report” and relevant costs are recorded in income for U.S. GAAP purposes. As permitted under SFAS 123, Eni has adopted APB 25.

Additional financial statement disclosures required by SFAS 123

At June 30, 2003 a total of 3,518,500 options were granted for the purchase of 3,518,500 shares at the price of euro 15.216 per share.

The weighted-average remaining contractual life of options outstanding at June 30, 2003 is 7 years. All stock options granted are considered fixed.

The fair value of stock options granted during the 2000 and the 2002 of euro 1.54 and 5.39 respectively, were calculated applying the Black-Scholes method and using the following :

	2000	2002

Risk-free interest rate	5%	3.5%
Expected life	4.85	8
Expected volatility	28%	43%
Expected dividends	3%	4.5%

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

The following is the effect on the net income and the net income per share, applying SFAS 123, instead of APB 25:

(million €)	June 30, 2002	June 30, 2003

Net income in accordance with U.S. GAAP	2,799	3,451
Pro forma fair value expense, net of APB 25 income of euro 7 and 0 million in the first half of 2002 and 2003 respectively	3	(3)
Pro forma net income of the period under U.S. GAAP	2,802	3,448
Pro forma earnings per share (a)	0.73	0.91

(a)	Amounts of euro.

Comprehensive income

U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No.130 “Reporting Comprehensive Income” (“SFAS 130”). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. Deferred tax effects of exchange differences from the translation of functional currency financial statement have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

(million €)	First half 2002	First half 2003

Net income in accordance with U.S. GAAP	2,799	3,451
Other comprehensive income for the period gross of income taxes
- exchange differences from translation of financial statements denominated in currency other than euro	(1,634)	(1,169)
- exchange differences from translation in the period	25
- fair value of marketable securities	(9)	5
	(1,618)	(1,164)
	1,181	2,287

Recent accounting pronouncements

In January, April and June 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46); SFAS No. 149 “Amendment of statement 133 on derivative instruments and hedging activities” and SFAS No. 150 “Accounting for certain financial instruments with characteristics of both liabilities and equity”

The FIN 46 modifies Accounting Research Bulletin No. 51 “Consolidated Financial Statement” and provides standards for determining under what circumstances a variable interest entity should be consolidated by the main beneficiary of its economic result. Variable interest entities are companies in which another has an ownership, a contractual or financial relation causing obligations and profits, that changes with changes in the equity’s net asset value. The requirements of FIN 46 apply immediately to variable interest entities created or purchased after January 31, 2002; the application of the rule has no material impact. The requirements apply to older entities that satisfies the provisions of FIN 46, in the first fiscal year or interim period beginning after June 15, 2003. Eni shall apply it beginning in 2004.

SFAS No. 149 clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities with particular attention to the conditions to qualify an instrument as derivative. This statement is effective prospectively

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Eni shall apply this SFAS starting in fiscal year 2003.

SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, but that have an obligation of reimbursement for the issuing, and requires that these instruments be classified as liabilities in statement of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 (the application of the rule has no impact) and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 (Eni shall apply from the annual financial statements for 2003).

Eni is presently evaluating these statement and cannot predict whether their application will have a material impact on Eni’s financial position or operating result according to U.S. GAAP.

ENI
REPORT ON THE FIRST HALF OF 2003
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

report of independent auditors

AUDITORS REPORT ON THE LIMITED REVIEW OF ENI SPA INTERIM
FINANCIAL REPORTING FOR THE SIX MONTHS PERIOD ENDED 30 JUNE
2003

To the Shareholders of
Eni SpA

1.	We have performed a limited review of the interim financial reporting of Eni SpA for the six months period ended 30 June 2003, consisting of consolidated balance sheet, income statement and related comments notes. We have also ensured that the management discussion and analysis is consistent with other information in the interim financial reporting.

2.	Our work was carried out in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with deliberation n° 10867 of 31 July 1997. The limited review of the interim financial reporting of certain subsidiaries which, at 30 June 2003, reflected total assets constituting 21 per cent of consolidated assets and sales revenues constituting 13 per cent of consolidated sales revenues, excluding excise tax, is the responsibility of other auditors. The limited review consisted principally of inquiries of company personnel about the information reported in the interim financial reporting and about the consistency of the accounting principles utilised therein with those applied at year end as well as the application of analytical review procedures on the data contained in the interim financial reporting. The limited review excluded certain auditing procedures such as compliance testing and verification or validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly we do not express a professional audit opinion on the interim financial reporting.

3.	Regarding the comparative data of the company consolidated financial statements and the interim financial reporting of the prior year, reference should be made to our reports dated respectively 29 April 2003 and 24 September 2002.

4.	Based on our review no significant changes or adjustments came to our attention that should be made to the interim financial reporting identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting established by article 81 “half yearly report” of CONSOB Regulation approved by Resolution n° 11971 of 14 May 1999 and subsequent modifications.

Rome, 24 September 2003

PricewaterhouseCoopers SpA

Alberto Giussani
(Partner)

This report has been translated from the original which was issued in accordance with Italian practice.

ENI
REPORT ON THE FIRST HALF OF 2003
REPORT OF INDEPENDENT AUDITORS

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock: € 4,002,872,176 fully paid
Branches:
San Donato Milanese (MI) — Via Emilia, 1
San Donato Milanese (MI) — Piazza Ezio Vanoni, 1
Gela (CL) — Strada Provinciale, 82

Investor Relations
Piazza Ezio Vanoni, 1 — 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 — Fax +39-0252031929
e-mail: investor.relations@eni.it

Publications
Annual Report 2002 (in Italian)
prepared in accordance with Law n. 127 of April 9, 1991
Annual Report 2002
Annual Report 2002 on Form 20-F for the Securities
and Exchange Commission (in English)
Health, Safety and Environment Report 2002 (in Italian and English)
Fact Book 2002 (in Italian and English)
Third Quarter Report 2002 (in Italian and English)
Report on the First Quarter of 2003 (in Italian and English)
Report on the Second Quarter of 2003 (in Italian and English)
Report on the First Half of 2003 (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half of 2003 (in English)

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail:segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printing: Ugo Quintily SpA — Rome
Printed on environment friendly paper: Fedrigoni Symbol Freelife Satin
e Freelife Vellum

Società per Azioni · Piazzale Enrico Mattei 1 — 00144 Rome · Tel +39.0659821 · Fax +39.0659822141 · www.eni.it

PRESS RELEASE

Eni: CEO Vittorio Mincato meets international investors and analysts in Kazakhstan

•	3Q daily hydrocarbon production: 1.540 million barrels per day, increasing above 6%.

•	Total production in the first nine months of 2003: 1.530 million barrels per day, increasing about 5.4%.

•	Eni leader in the Caspian Region, the new frontier of the world oil industry: annual average growth-rate of hydrocarbon production in Kazakhstan about 19% from 2003 to 2006.

•	Constant effort to integrate industrial development, environmental protection and co-operation with the communities.

Mr. Vittorio Mincato, Chief Executive Officer of Eni, presented today, during a meeting with international investors and analysts, in Atyrau, Kazakhstan, the significant results achieved by Eni in the first nine months of the year. The event is part of the recurring meetings with the financial community organized in the Countries with a high potential for production growth, where Eni plays a leading role. The latest meeting were held in Libya and Nigeria.

The trend of the hydrocarbon production in the 3rd quarter of 2003 rose above 6%, reaching 1.540 million barrels per day. In the first nine months of the year, production increased by 5.4%. This result is in line with the target, set in the 2003-2006 Strategic Plan, to reach a production of above 1.8 million barrels per day in 2006.

Mr. Vittorio Mincato also underlined the importance of Eni’s presence in the Caspian Region, particularly in Kazakhstan, considered the new frontier of the world oil industry, illustrating the development of next coming years. According to the studies made in the Caspian Basin hydrocarbons, proved and probable reserves are estimated at around 40 billion barrels, of which 30 billions in Kazakhstan. The 70% of the Country’s reserves are concentrated in three giant fields: Kashagan, Karachaganak and Tengiz. Eni is the single operator of Kashagan, the most important discovery of the last 30 years for the oil industry, and co-operator of Karachaganak. In the period 2003-2006 production in the Country will increase by 19% per year, while Eni’s equity production in Kazakhstan will increase from 3.9% to about 6% of the total Eni’s production.

During the meeting, Eni’s health, safety and environment activities and the development of sound and effective relations with the local communities were also presented.

Eni since the beginning of its presence in Kazakhstan, 1992, has been exerting a constant effort to integrate industrial development, environmental protection and co-operation with the communities. High priority has been given to use local content in the production activities. The project of Kashagan and Karachaganak employ about 25,000 people of which about 80% are Kazakhstani. In the Karachaganak project involvement of the local industry has been over 50% and has enabled the training and development of several Kazakhstani technicians and managers.

San Donato Milanese, October 3rd 2003